FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2004 (June 30, 2004)

THE NEWS CORPORATION LIMITED

(Name of Registrant)

2 Holt Street, Surry Hills, New South Wales, 2010, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☒    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report is incorporated by reference in the prospectus contained in Registration Statement Nos. 33-43799, 33-71446, 33-86358, 33-89584, 333-04962, 333-06324, 333-06896, 333-07466, 333-10338, 333-10624, 333-12878, 333-08246, 333-13556, 333-51434, 333-106837, 333-112405 and 333-112428 filed by the Registrant under the Securities Act of 1933.

Annexed hereto are (i) The News Corporation Limited and Subsidiaries (“News Corporation”) Unaudited Consolidated Condensed Financial Statements for the six months ended December 31, 2003 and 2002 presented in conformity with accounting principles generally accepted in the United States (“US-GAAP”); (ii) the accompanying Selected Financial Data and Management’s Discussion and Analysis of Financial Condition and Results of Operations presented in conformity with US-GAAP; (iii) the Supplemental Condensed Combining Financial Statements of the guarantors of certain public indebtedness of News America Incorporated for the six months ended December 31, 2003 and 2002, and as of June 30, 2003, presented in accordance with both accounting principles generally accepted in Australia (“A-GAAP”) and US-GAAP (such Supplemental Condensed Combining Financial Statements of News Corporation should be read in conjunction with the Consolidated Financial Statements of News Corporation set forth in News Corporation’s Annual Report on Form 20-F for the fiscal year ended June 30, 2003); and (iv) the Unaudited Consolidated Condensed Financial Statements of Fox Entertainment Group, Inc. (“FEG”) for the six months ended December 31, 2003 and 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE NEWS CORPORATION LIMITED

Date: June 30, 2004	By:	/s/ DAVID F. DEVOE
David F. DeVoe Senior Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Sequential		Page No. in Numbering System
A.	Unaudited Consolidated Condensed Financial Statements of News Corporation for the Six Months Ended December 31, 2003 and 2002 presented in accordance with US-GAAP.	4

B.	Selected Financial Data and Management’s Discussion and Analysis of Financial Condition and Results of Operations of News Corporation in accordance with US-GAAP.	22

C.	Supplemental Condensed Combining Financial Statements of the guarantors of certain public indebtedness of News America Incorporated for the six months ended December 31, 2003 and 2002 and as of June 30, 2003, presented in accordance with both A-GAAP and US-GAAP.	37

D.	Unaudited Consolidated Condensed Financial Statements of FEG for the Six Months Ended December 31, 2003 and 2002.	50

EXHIBIT A

The News Corporation Limited and Subsidiaries

Index to Unaudited Consolidated Condensed Financial Statements

United States Generally Accepted Accounting Principles

The News Corporation Limited and Subsidiaries

Unaudited Consolidated Condensed Statements of Operations

(in millions of Australian Dollars except per share amounts)

	For the six months ended December 31,
	2003		2002
Revenues	A$	14,880	A$	15,228
Expenses:
Operating expenses		10,016		10,388
Selling, general, and administrative		2,347		2,287
Depreciation and amortization		406		339

Operating income		2,111		2,214
Other income (expense):
Equity earnings (losses) of affiliates		24		(917)
Interest expense, net		(386)		(485)
Gain on sale of subsidiary shares		—		295
Other, net		66		(154)

Income before minority interest in subsidiaries and income tax expense		1,815		953
Minority interest in subsidiaries		(151)		(191)
Income tax expense		(661)		(471)

Net income	A$	1,003	A$	291

Basic and diluted earnings per share:
Ordinary shares	A$	0.17	A$	0.05
Preferred limited voting ordinary shares	A$	0.20	A$	0.06

The accompanying notes are an integral part of these consolidated condensed financial statements.

The News Corporation Limited and Subsidiaries

Consolidated Condensed Balance Sheets

(in millions of Australian Dollars)

	At December 31, 2003		At June 30, 2003
	(unaudited)		(audited)
ASSETS
Current assets
Cash and cash equivalents	A$	3,377	A$	6,746
Cash on deposit		396		—
Accounts receivable, net		6,189		5,701
Inventories, net		2,344		1,931
Other		660		510

Total current assets		12,966		14,888

Cash on deposit		—		698
Receivables		1,164		1,219
Investments		14,947		6,393
Inventories, net		928		1,124
Filmed entertainment costs, net		2,844		2,979
Property, plant, and equipment, net		5,546		6,166
Publishing rights, titles and television licenses, net		15,889		17,252
Goodwill, net		9,657		10,560
Other		1,225		1,355

Total non-current assets		52,200		47,746

TOTAL ASSETS	A$	65,166	A$	62,634

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Interest bearing liabilities	A$	414	A$	33
Payables and other		9,351		9,507

Total current liabilities		9,765		9,540
Non-current liabilities
Interest bearing liabilities		13,643		14,491
Payables and other		9,424		10,100

Total non-current liabilities		23,067		24,591
Minority interest in subsidiaries		4,601		5,774

Shareholders’ equity		27,733		22,729

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	A$	65,166	A$	62,634

The accompanying notes are an integral part of these consolidated condensed financial statements.

The News Corporation Limited and Subsidiaries

Unaudited Consolidated Condensed Statements of Cash Flows

(in millions of Australian Dollars)

	For the six months ended December 31,
	2003		2002
Operating activities:
Net income	A$	1,003	A$	291
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		406		339
Amortization of cable distribution investments		92		113
Equity (earnings) losses of affiliates, net of distributions		(9)		815
Minority interest in subsidiaries		151		244
Other, net		(66)		(87)
Changes in related balance sheet accounts, net of acquisition		(780)		(1,200)

Net cash provided by operating activities		797		515

Investing activities:
Property, plant, and equipment		(184)		(327)
Acquisitions, net of cash acquired		(199)		(767)
Investments in equity affiliates		(4,297)		(633)
Other investments		(66)		(80)
Repayment of loan by an affiliate		—		170
Proceeds from sale of non-current assets		523		95

Net cash used in investing activities		(4,223)		(1,542)

Financing activities:
Issuance of debt and exchangeable securities		485		—
Repayment of debt and exchangeable securities		(647)		(1,953)
Cash on deposit		212		—
Issuance of shares		759		2,167
Dividends paid		(131)		(133)
Leasing and other finance costs		—		(2)

Net cash provided by financing activities		678		79

Net decrease in cash and cash equivalents		(2,748)		(948)
Cash and cash equivalents, beginning of period		6,746		6,337
Exchange movement on opening cash balance		(621)		74

Cash and cash equivalents, end of period	A$	3,377	A$	5,463

The accompanying notes are an integral part of these consolidated condensed financial statements.

The News Corporation Limited and Subsidiaries

Notes to the Unaudited Consolidated Condensed Financial Statements

Note 1—Basis of Presentation

The accompanying unaudited consolidated condensed financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“US-GAAP”), which differs in certain significant respects from accounting principles generally accepted in Australia (“A-GAAP”). (See Note 11) For further information, refer to Notes 34 and 35 of the consolidated financial statements and footnotes thereto included in The News Corporation Limited’s (the “Group” or “News Corporation”) annual report on Form 20-F for the year ended June 30, 2003. The consolidated financial statements included in News Corporation’s annual report on Form 20-F for the year ended June 30, 2003 have been prepared in accordance with A-GAAP. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the six months ended December 31, 2003 are not necessarily indicative of the results that may be expected for the year ending June 30, 2004.

Certain prior year amounts have been reclassified to conform to fiscal 2004 presentation.

Effective for the third quarter of fiscal 2003, the Group adopted Statement of Financial Accounting Standards (“SFAS”) No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123,” which requires quarterly disclosure about the method of accounting for stock-based employee compensation and the effect on reported results. The Group follows the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” and in accordance with its provisions, applies the intrinsic value method set forth in Accounting Principles Board Opinion (“APB”) No. 25 “Accounting for Stock Issued to Employees.”

The following table reflects the effect on net income and earnings per share as if the Group had applied the fair value recognition provisions for stock-based employee compensation. These pro forma effects may not be representative of future amounts since the estimated fair value of stock options on the date of grant is amortized to expense over the vesting period and additional options may be granted in future years.

	For the six months ended December 31,
	2003		2002
	(in millions except per share data)
Net income, as reported	A$	1,003	A$	291
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		(66)		(76)

Pro forma net income	A$	937	A$	215

Basic and diluted earnings per share:
As reported
Ordinary	A$	0.17	A$	0.05
Preferred limited voting ordinary shares	A$	0.20	A$	0.06
Pro forma
Ordinary	A$	0.15	A$	0.03
Preferred limited voting ordinary shares	A$	0.18	A$	0.04

Note 1—Basis of Presentation -continued

In accordance with SFAS No. 130, “Reporting Comprehensive Income,” total comprehensive income (loss) for the Group consists of the following:

	For the six months ended December 31,
	2003		2002
	(in millions)
Net income, as reported	A$	1,003	A$	291
Other comprehensive income:
Foreign currency translation adjustments		(1,369)		329
Unrealized holding gains (losses) on securities, net of tax		4		(63)
Minimum pension liability adjustment		15		—

Total comprehensive (loss) income	A$	(347)	A$	557

Accumulated other comprehensive loss at December 31, 2003 was A$2.5 billion. This consisted of cumulative foreign currency translation adjustments of A$2.3 billion, unrealized holding gains on investments available for sale, net of tax, of A$93 million, and a minimum pension liability adjustment, net of tax of A$362 million. Accumulated other comprehensive loss at June 30, 2003 was A$1.2 billion. This consisted of cumulative foreign currency translation adjustments of A$909 million, unrealized holding gains on investments available for sale, net of tax, of A$89 million, and a minimum pension liability adjustment of A$377 million.

Note 2- Filmed Entertainment and Television Programming Costs, net

Filmed entertainment and television programming costs, net consisted of the following as of:

	December 31, 2003		June 30, 2003
	(in millions)
Filmed entertainment costs:
Films:
Released	A$	990	A$	1,104
Completed, not released		28		47
In production		830		909
In development or preproduction		116		78

	A$	1,964	A$	2,138

Television productions:
Released	A$	581	A$	725
In production		299		116

		880		841

Total filmed entertainment costs, less accumulated amortization	A$	2,844	A$	2,979

Television programming costs, less accumulated amortization		2,804		2,605
Other inventories		468		450

Total inventories, net		6,116		6,034

Less current inventories		2,344		1,931

Non-current inventories	A$	3,772	A$	4,103

The News Corporation Limited and Subsidiaries

Notes to the Unaudited Consolidated Condensed Financial Statements

The News Corporation Limited and Subsidiaries

Notes to the Unaudited Consolidated Condensed Financial Statements

Note 3—Interest Bearing Liabilities

New Millennium II

Considering the competitive environment and costs associated with film production, film studios, including the Group, constantly evaluate the risks and rewards of film production. Various strategies are used to balance risk with capital needs, including, among other methods, co-production, contingent profit participations, acquisition of distribution rights only and insurance. Historically, the Group has funded its film production by borrowing under a commercial paper facility (the “Facility”) but is presently funding film production through operating cash flows or through borrowings from News Corporation.

During fiscal 2002 and 2003, the Group was party to a series of film rights agreements whereby a controlled consolidated subsidiary of the Group funded the production or acquisition costs of all eligible films, as defined, to be produced or acquired by Twentieth Century Fox Film Corporation, a subsidiary of the Group, (these film rights agreements, as amended, are collectively referred to as the “New Millennium II Agreement”). Under the New Millennium II Agreement, a preferred limited liability membership interest (“Preferred Interest”) was issued to a third party to fund the film financing, which was presented on the consolidated balance sheets as Minority interest in subsidiaries, and the corresponding return on the Preferred Interests (the “Preferred Payments”) were presented as an expense in Minority interest in subsidiaries on the consolidated statements of operations.

During fiscal 2004, the Group purchased substantially all of the outstanding equity of Tintagel Investors L.L.C. (“Tintagel”), the entity that held the Preferred Interest discussed above for A$38.3 million (US$25.5 million) plus accrued and unpaid Preferred Payments in the amount of approximately A$159,109 (US$106,000). As a result of the acquisition of this equity interest, the Group consolidated the assets and liabilities of Tintagel for accounting purposes and all Preferred Interests and Preferred Payments have been eliminated. Tintagel’s outstanding indebtedness of A$1,079 million (US$798 million) at December 31, 2003 is included in Interest bearing liabilities on the consolidated balance sheet and the corresponding interest was included in Interest expense, net in the consolidated statement of operations. As of June 30, 2003, there was A$1,148 million (US$762 million) of Preferred Interests outstanding, which was presented on the consolidated balance sheets as Minority interest in subsidiaries. Tintagel continues to be a separate legal entity from the Group with separate assets and liabilities. For the six months ended December 31, 2003 and 2002, the Group borrowed A$457 million (US$338 million) and A$409 million (US$230 million), respectively, and repaid A$373 million (US$276 million) and A$585 million (US$329 million), respectively, under the Facility.

In May 2004, the Group terminated the New Millennium II Agreement and will no longer draw any borrowings under the Facility. In accordance with the terms of the termination, the Group will retire A$898 million (US$627 million) of the Facility in 2005 and A$46 million (US$32 million) in 2006.

News Outdoor Russia

During the six months ended December 31, 2003, News Outdoor Russia, a subsidiary of the Group, entered into a loan agreement with The European Bank For Reconstruction and Development in the amount of A$38 million (US$28 million). The loan bears interest at 3-month LIBOR plus 5%, which is to be paid in quarterly installments over a five-year period ending in December 2008. The loan is secured by certain bank accounts and share pledges of the Group’s Russian operating subsidiaries and this facility has been fully utilized (see Note 16).

Note 4 -FIN 46

Effective July 1, 2003, the Group adopted Financial Accounting Standards Board (“FASB”) Interpretation No. (“FIN”) 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” as revised in December 2003 (“FIN 46R”). FIN 46R requires an investor to consolidate a variable interest entity if it is determined that the investor is a primary beneficiary of that entity, subject to the criteria set forth in the interpretation. Assets, liabilities, and non controlling interests of newly consolidated variable interest entities are initially measured at fair value. After initial measurement, the consolidated variable interest entity will be accounted for under the guidance provided by Accounting Research Bulletin No. 51, “Consolidated Financials Statements.”

The adoption of FIN 46R required the Group to deconsolidate certain trust subsidiaries considered to be special purpose entities. As a result of this deconsolidation, the Group reclassified (i) A$1,941 million (US$1,436 million) as of December 31, 2003 and A$2,096 million (US$1,391 million) as of June 30, 2003 in exchangeable securities related to the Beneficial Unsecured Exchangeable Securities (“BUCS”) and Trust Originated Preferred Securities (“TOPrS”) issuances to non-current interest bearing liabilities on the consolidated condensed balance sheets and (ii) A$57 million (US$39 million) and A$51 million (US$28 million) for the periods ending December 31, 2003 and 2002 respectively, from Minority interest expense to Interest expense, net on the unaudited

The News Corporation Limited and Subsidiaries

Notes to the Unaudited Consolidated Condensed Financial Statements

Note 4- FIN 46-continued

consolidated condensed statements of operations with no resulting net material effect on the Group’s net income. The Group is required to adopt the provisions of FIN 46R related to all other types of entities for the period ending after March 31, 2004, but does not anticipate the impact of the adoption to be material.

Note 5-Hughes Transaction

On December 22, 2003, the Group acquired a 34% interest in Hughes Electronics Corporation (“Hughes”) for total consideration of approximately A$9.3 billion (US$6.8 billion). General Motors Corporation (“GM”) sold its 19.8 % interest in Hughes to the Group in exchange for approximately A$4.2 billion (US$3.1 billion), in cash, and 28.6 million American Depositary Shares, each representing four News Corporation preferred limited voting ordinary shares (“News Corporation Preferred ADSs”), valued at approximately A$1,110 million (US$800 million). The Group acquired 14.2% of Hughes from the former GM Class H common stockholders in exchange for approximately 102.1 million News Corporation Preferred ADSs valued at A$4.0 billion (US$2.9 billion). Immediately following the acquisition, the Group transferred its entire 34% interest in Hughes to Fox Entertainment Group, Inc. (“FEG”) in exchange for two promissory notes totaling A$6.1 billion (US$4.5 billion) and approximately 74.5 million shares of FEG’s Class A common stock valued at A$3.1 billion (US$2.3 billion) (the “Exchange”). One of the promissory notes FEG issued to the Group is in the amount of A$2.7 billion (US$2 billion), bears interest at a rate of LIBOR plus 1% per annum, and matures on June 30, 2009. The other promissory note FEG issued to the Group is in the amount of A$3.4 billion (US$2.5 billion), bears interest at 8% per annum, and has a maturity date of June 30, 2009, which can be extended at FEG’s option for not more than two successive one-year periods. The issuance of approximately 74.5 million shares of FEG’s Class A common stock to the Group increased its equity interest in FEG from approximately 80.6% to approximately 82% while its voting power remained at approximately 97%. FEG is accounting for its interest in Hughes in accordance with APB No. 18, “The Equity Method of Accounting for Investments in Common Stock.”

Subsequent to the above transaction, Hughes changed its corporate name to The DIRECTV Group, Inc. (“DTV”).

The increase to Investments in equity affiliates reflects the Group’s investment in DTV and includes the excess of fair value over the Group’s proportionate share of DTV’s underlying net assets as of December 22, 2003 as adjusted to record such net assets at fair value, most notably the adjustment to the carrying value of DTV’s PanAmSat business and assets and its deferred subscriber acquisition costs. This excess is being preliminarily allocated to both finite-lived intangibles, which are being amortized, and to certain indefinite-lived intangibles and goodwill, which are not being amortized in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” The allocation of the excess is not final and is subject to changes upon completion of final valuations of certain assets and liabilities. A future reduction in goodwill for additional value to be assigned to identifiable finite-lived intangible assets or tangible assets could reduce future equity earnings recognized by the Group resulting from additional amortization. For every A$135 million (US$100 million) reduction in goodwill for additional value to be assigned to identifiable finite-lived intangible assets or tangible assets, Equity earnings (losses) of affiliates would decrease by approximately A$14 million (US$10 million), per year representing amortization expense assuming an average useful life of 10 years.

Note 6—Other Significant Transactions

WPWR-TV

In August 2002, the Group acquired WPWR-TV in the Chicago designated market area (DMA) from Newsweb Corporation for A$754 million (US$425 million). This transaction has been treated as a purchase in accordance with SFAS Nos. 141, “Business Combinations,” and SFAS No. 142.

Telepiu (SKY Italia)

In April 2003, the Group acquired a controlling interest in Stream S.p.A. (“Stream”), which concurrently acquired all of the outstanding stock of Telepiu S.p.A. (“Telepiu”), a majority-owned subsidiary of Vivendi Universal and Stream’s only direct competitor in the Direct Broadcast Satellite Television business in Italy. The aggregate consideration paid for Telepiu consisted of A$711 million (€438 million) in cash and the assumption of A$602 million (€350 million) in indebtedness. The excess purchase price over the fair value of the net assets acquired of A$1,222 million is reported within publishing rights, titles, television licenses, and goodwill.

The News Corporation Limited and Subsidiaries

Notes to the Unaudited Consolidated Condensed Financial Statements

Note 6—Other Significant Transactions - continued

Telepiu has been merged with Stream, and the combined platform has been renamed SKY Italia, which is owned 80.1% by the Group and 19.9% by Telecom Italia S.p.A. The results of SKY Italia have been included in the Group’s consolidated statements of operations from April 30, 2003, the date of acquisition. As a result of the acquisition, commencing April 30, 2003, the Group ceased to equity account its share of Stream’s results.

The Group assumed A$602 million (€350 million) in indebtedness in connection with the Telepiu acquisition (the “Telepiu Indebtedness”). The Telepiu Indebtedness permitted the holders to require the Group to repurchase the Telepiu Indebtedness during a 90-day period following the acquisition. As a result, in August 2003, 36% of the Telepiu Indebtedness was retired by the Group in accordance with the repurchase provision. As of December 31, 2003 A$375 million (US$277 million) of the Telepiu Indebtedness was outstanding.

In connection with the acquisition of Telepiu and the consolidation of SKY Italia, the Group classified Prima S.p.A. and Europa S.p.A, wholly owned subsidiaries of SKY Italia, as assets held for sale. In December 2003, SKY Italia sold Prima S.p.A. and Europa S.p.A., for total consideration of A$151 million (€90 million). These assets were sold at fair value, therefore there was no gain or loss recognized on the sale.

Liberty Media Corporation

In March 2003, the Group and Liberty Media Corporation (“Liberty”) entered into an agreement under which Liberty had the right, prior to September 28, 2003, to purchase A$720 million (US$500 million) of News Corporation Preferred ADSs, at A$30.96 (US$ 21.50) per ADS. In October 2003, Liberty exercised their right and purchased A$720 million (US$500 million) of News Corporation’s Preferred ADSs at A$30.96 (US$21.50) per ADS and the proceeds received were used to partially fund the acquisition of DTV. As a result of the above transaction, Liberty’s ownership in the Group increased from approximately 18% to approximately 19%.

SKY PerfecTV!

In August 2003, the Group sold its entire 8.14% cost investment in Sky Perfect Communications Inc. (“SKY PerfecTV!”). The Group’s 182,000 shares of SKY PerfecTV! were sold for total consideration of A$273 million (¥20.8 billion). The Group recognized a gain of approximately A$153 million on the sale, which is reflected in Other, net in the accompanying unaudited consolidated condensed statements of operations for the six months ended December 31, 2003.

Regional Sports Network

In December 2003, Fox Sports Net, Inc. (“Fox Sports Net”), a subsidiary of FEG, sold its 50% direct ownership interests in SportsChannel Chicago Associates (“SportsChannel Chicago”) and SportsChannel Pacific Associates (“SportsChannel Bay Area”) (collectively the “SportsChannels”) to subsidiaries of Regional Programming Partners (“RPP”) for consideration of A$219 million (US$150 million). This consideration was paid in the form of two three-year promissory notes issued by the subsidiaries of RPP, which own only the acquired interests in the SportsChannels, in an aggregate principal amount of A$219 million (US$150 million) and bearing interest at prime plus 1% per annum. The notes are secured by a pledge of 100% of the interests in SportsChannel Bay Area. Upon the close of this sale, the SportsChannels are held 100% by RPP and indirectly 60% by Rainbow Media Sports Holdings, Inc. and 40% by Fox Sports Net. The Group recognized a net gain on the sale of the SportsChannels of A$13 million (US$9 million), which is reflected in Other, net in the accompanying unaudited consolidated condensed statements of operations for the six months ended December 31, 2003.

MediaHighway

In December 2003, NDS Group plc, a subsidiary of the Group, acquired 100% of the MediaHighway middleware business from a subsidiary of Thomson SA and licensed certain related patents from Thomson SA for a total consideration of A$99 million (€60 million) in cash.

The News Corporation Limited and Subsidiaries

Notes to the Unaudited Consolidated Condensed Financial Statements

Note 7- Other Postretirement Benefit Amendments

During the six months ended December 31, 2003, the Group amended certain plan provisions related to its medical postretirement benefits provided to certain employees in the United States to implement cost controls in response to rising medical and prescription drug claim costs. The Group increased participant contributions and prescription co-payments for retirees under the plan effective January 1, 2004. In addition, effective July 1, 2004, the Group will increase the required years of service to be eligible for postretirement benefits. The amendment did not have a material impact on the financial condition and results of operations of the Group for the six months ended December 31, 2003, but did reduce the Group’s Accumulated Postretirement Benefit Obligation (“APBO”) by approximately A$66 million (US$45 million). The impact of these plan changes and the amortization of the A$66 million (US$45 million) reduction in APBO will reduce our future net postretirement benefit cost. (See Note 15).

Note 8- Impairments

For the six months ended December 31, 2002, Gemstar TV Guide International, Inc. (“Gemstar-TV Guide”) experienced continued decline in its market capitalization. In determining if the decline in Gemstar-TV Guide’s market value was other than temporary, the Group considered a number of factors: (i) the financial condition, operating performance and near term prospects of the investee; (ii) the reason for the decline in fair value, be it general market conditions, industry specific or investee specific; (iii) analysts’ ratings and estimates of 12 month share price targets for the investee; (iv) the length of time and the extent to which the market value has been less than the carrying value of the Group’s investment; and (v) the Group’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. As a result of this review, at December 31, 2002, the Group recorded a A$401 million (US$222 million) charge to reduce the carrying value of the investment in Gemstar-TV Guide to A$6.66 (US$3.75) per share to reflect an other-than-temporary decline in value. This charge has been included in Equity earnings (losses) of affiliates in the accompanying unaudited consolidated condensed statement of operations. At December 31, 2003, the quoted value of Gemstar-TV Guide was A$6.85 (US$5.07) per share.

Note 9—Gain on Sale of Subsidiary Shares

FEG

In November 2002, FEG sold 50 million shares of its Class A common stock in a public offering. The net proceeds received by FEG were approximately A$2.1 billion (US$1.2 billion) and were used to repay intercompany indebtedness to the Group and its affiliates. This offering reduced the Group’s equity ownership and voting percentage in FEG from 85.32% and 97.84% to 80.58% and 97%, respectively, and increased minority interest in subsidiaries. In accordance with Staff Accounting Bulletin (“SAB”) No. 51 “Accounting for Sales of Stock by a Subsidiary,” the Group recognized a gain of approximately A$129 million (US$72 million) in connection with this transaction in Gain on sale of subsidiary shares in the accompanying unaudited consolidated condensed statements of operations for the six months ended December 31, 2002. This gain was limited because the Group’s ownership interest in FEG increased since the time of FEG’s initial public offering in fiscal year 1999.

BSkyB

In November 2002, British Sky Broadcasting Group plc (“BSkyB”) issued 43.2 million new shares as consideration related to its purchase of an interest in British Interactive Broadcasting Holdings Limited. In accordance with SAB No. 51, the Group recognized a gain of approximately A$166 million in connection with this transaction in Gain on sale of subsidiary shares in the accompanying unaudited consolidated condensed statements of operations for the six months ended December 31, 2002. As a result of this transaction, the Group’s ownership in BSkyB was diluted to 35.4%.

The News Corporation Limited and Subsidiaries

Notes to the Unaudited Consolidated Condensed Financial Statements

Note 10 - Other, net

Other, net consisted of the following:

	For the six months ended December 31,
	2003		2002
	(in millions)
Gain on sale of SkyPerfecTV!	A$	153	A$	—
Disposal and write down of other non-current assets		4		(52)
World Trade Center insurance settlement		38		—
Change in fair value of exchangeable securities		(129)		(100)
Other		—		(2)

Total Other, net	A$	66	A$	(154)

Note 11—A-GAAP Reconciliation to US-GAAP

The interim A-GAAP Reconciliation to US-GAAP should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Group’s Form 20-F for the fiscal year ended June 30, 2003. The application of US-GAAP has the following approximate effect on the consolidated net income (loss) and shareholders’ equity reported in accordance with A-GAAP:

	For the six months ended December 31,
	2003		2002
	(in millions)
Net income as reported in the unaudited consolidated condensed statements of financial performance under A-GAAP	A$	1,145	A$	725

Items increasing (decreasing) reported consolidated net income:
Amortization of cable distribution investments		(92)		(113)
Amortization of goodwill		31		38
Gain (loss) on sale/disposal of non-current assets, net		150		(268)
Adjustment of writedown of investment in Gemstar-TV Guide related to basis difference (a)		—		106
Equity earnings (losses) of affiliates		(69)		(108)
Change in carrying value of exchangeable securities, warrants, exchange feature of BUCS and other derivatives		(129)		(99)
Income tax (expense) benefit relating to US-GAAP adjustments		(54)		7
Minority interest relating to US-GAAP adjustments		3		19
Other		18		(16)

Net decrease in reported income		(142)		(434)

Net income in accordance with US-GAAP	A$	1,003	A$	291

(a)	The writedown of the Group’s investment in Gemstar-TV Guide is included in Equity earnings (losses) of affiliates in the accompanying unaudited consolidated condensed statements of operations, for the six months ended December 31, 2002.

The News Corporation Limited and Subsidiaries

Notes to the Unaudited Consolidated Condensed Financial Statements

Note 11—A-GAAP Reconciliation to US-GAAP – continued

	At December 31, 2003		At June 30, 2003
	(in millions)
Shareholders’ equity as reported in the unaudited consolidated condensed statements of financial position under A-GAAP	A$	41,755	A$	38,721
Items increasing (decreasing) reported shareholders’ equity:
Publishing rights, titles and television licenses:
Revaluation and other		(11,824)		(12,914)
Amortization		(2,280)		(2,558)
Excess of cost over net assets acquired:
Effects of adopting SFAS No. 109 and other deferred taxes		9,812		10,463
Amortization		(484)		(280)
Accounts payable and other - non current liabilities:
Effects of adopting SFAS No. 109 and other deferred taxes		(3,952)		(4,309)
Effects of adopting SFAS No. 133 and other		(864)		(548)
Investments:
Unrealized gains on certain investments available for sale		73		118
Associated companies reserve		(313)		(446)
Minority interest in subsidiaries		(4,600)		(5,785)
Other		410		267

Net decrease in reported shareholders’ equity		(14,022)		(15,992)

Shareholders’ equity in accordance with US-GAAP	A$	27,733	A$	22,729

Note 12—Guarantees

The Group guarantees amounts outstanding under certain credit agreements for several of the Group’s equity affiliates. These guarantees relate to sports facilities in Los Angeles, CA and are limited to the Group’s proportionate ownership or 40% equity interests in those businesses. The terms of the guarantees extend through March 2007. The Group’s maximum obligation under the guarantees is approximately A$69 million (US$51 million). The Group would be liable under these guarantees in the event of default by its equity affiliates (See Note 16).

The Group has guaranteed various transponder leases for certain associated companies operating in Latin America. The aggregate of these guarantees is approximately A$455 million and extends to 2019. The Group would be liable under this guarantee in the event of default by its equity affiliates.

The Group has guaranteed a bank loan facility of A$77 million for Star Channel Japan. The facility covers a term loan of A$36 million (¥2.8 billion) which matures in September 2005 and an agreement for overdraft of A$41 million (¥3.2 billion). The Group would be liable under this guarantee in the event of default by Star Channel Japan.

The Group has guaranteed a property lease for Fox Studios Australia. The aggregate value of this guarantee is approximately A$165 million as of December 31, 2003, which extends through April 2036. The Group would be liable under this guarantee in the event of default by Fox Studios Australia. The Group has the right to be indemnified for up to 50% of any amount paid under this guarantee.

The Group guaranteed sports rights agreements for SportsChannel Chicago. SportsChannel Chicago has been notified by the team owners of the termination, effective September 30, 2004, of these sports rights agreements and as a result, as of December 31, 2003, the remaining guarantee has been reduced to approximately A$43 million (US$32 million) and will expire on September 30, 2004.

The News Corporation Limited and Subsidiaries

Notes to the Unaudited Consolidated Condensed Financial Statements

Note 13—Contingencies

NDS

In September 2002, NDS Group plc and two of its subsidiaries (collectively, “NDS”) were named as defendants in a lawsuit filed by DIRECTV, Inc. (“DIRECTV”) and certain of its affiliates in the United States District Court for the Central District of California. At DIRECTV’s request, the action was filed under seal. On October 21, 2002, NDS filed counterclaims against DIRECTV and a chip manufacturer. In late April 2003, the parties agreed to stay proceedings pending efforts to resolve the disputes through mediation. In August 2003, the parties agreed to stay the litigation between them until the closing of the Group’s acquisition of a 34% interest in Hughes, the parent company of DIRECTV. The closing of the acquisition of the Hughes interest occurred on December 22, 2003, and on December 30, 2003 the litigation and all claims and counterclaims alleged therein were dismissed with prejudice.

On October 2, 2002, NDS Americas, Inc. was served with subpoenas by the U.S. Attorney’s office in San Diego, California, seeking documents apparently in connection with an investigation related to claims made in early 2002 by Canal+ Technologies SA (these claims having been dismissed) and the EchoStar claims referred to below. NDS is cooperating with the investigation. NDS was advised by the U.S. Attorney’s Office in San Diego that it is not currently considered either a target or a subject in the investigation. Lead responsibility for the investigation has been transferred to the U.S. Attorney’s Office for the Central District of California. On February 3, 2004, the U.S. Attorney’s office notified NDS that it had completed its investigation and concluded that, based on information and evidence gathered, the claims against NDS did not warrant further investigation or action.

On June 6, 2003, Echostar Communications Corporation, Echostar Satellite Corporation, Echostar Technologies Corporation and Nagrastar L.L.C. (collectively, “Echostar”) filed an action against NDS in the United States District Court for the Central District of California. Echostar filed an amended complaint on October 8, 2003. The amended complaint purported to allege claims for violation of the Digital Millennium Copyright Act (“DMCA”), the Communications Act of 1934 (“CA”), the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, California’s Unfair Competition statute and the federal RICO statute. The complaint also purported to allege claims for civil conspiracy, misappropriation of trade secrets and interference with prospective business advantage. The complaint sought injunctive relief, compensatory and exemplary damages and restitution. On December 22, 2003, all of the claims were dismissed by the court, except for the DMCA, CA and unfair competition claims, and the Court limited these claims to acts allegedly occurring within three years of the filing of the complaint. EchoStar filed a second amended complaint. NDS intends vigorously to defend the action and filed a motion to dismiss the second amended complaint on March 31, 2004, which is scheduled to be heard on July 23, 2004.

On July 25, 2003, Sogecable, S.A. and its subsidiary Canalsatellite Digital, S.L., Spanish satellite broadcasters and customers of Canal+ Technologies SA (together, “Sogecable”), filed an action against NDS in the United States District Court for the Central District of California. Sogecable filed an amended complaint on October 9, 2003. The amended complaint purported to allege claims for violation of the DMCA and the federal RICO statute. The amended complaint also purported to allege claims for interference with contract and prospective business advantage. The complaint sought injunctive relief, compensatory and exemplary damages and restitution. On December 22, 2003, all of the claims were dismissed by the court. Sogecable filed a second amended complaint. NDS intends vigorously to defend the action and filed a motion to dismiss the second amended complaint on March 31, 2004, which is scheduled to be heard on July 23, 2004.

PanAmSat International Systems

In June 2003, an arbitration award was issued in favor of PanAmSat International Systems (“PanAmSat”) against the Group. The arbitration involved a dispute regarding the termination provisions of an agreement to provide satellite transponder capacity over India. The Group disagreed with the findings of fact and the conclusions of law reached by the arbitrator and, pursuant to the terms of the arbitration agreement between the parties, intended to appeal the award.

In January 2004, the Group and PanAmSat entered into a Confidential Settlement Agreement and Releases (“the Agreement”). The Agreement settled the dispute regarding satellite transponder capacity over India and did not have a material impact on the Group’s consolidated financial performance, cash flows or financial position.

Hughes Transaction

The Group was named as a defendant in a Revised Amended Consolidated Complaint file on May 7, 2004 in a lawsuit captioned “In re General Motors (Hughes) Shareholders Litigation,” filed in the Court of Chancery of the State of Delaware, Consolidated Civil Action No. 20269-NC. The lawsuit relates to the Group’s acquisition of stock in DTV, formerly known as Hughes, on December 22, 2003. The complaint alleges that the Group aided and abetted an alleged breach of fiduciary duty by the Board of Directors of GM

The News Corporation Limited and Subsidiaries

Notes to the Unaudited Consolidated Condensed Financial Statements

Note 13—Contingencies-continued

allegedly owed to a class of certain GM shareholders. The Plaintiffs allegedly seek “appropriate equitable relief…including recissory remedies to the extent feasible… .” The Group believes that the lawsuit is without merit and intends to vigorously defend against claims brought against the Group in the lawsuit. The Group also believes it is entitled to indemnification by GM under the agreements related to the transaction.

Other

Various claims arise in the ordinary course of business against controlled entities. The amount of the liability (if any) at December 31, 2003 cannot be ascertained, but the Group believes that any resulting liability would not materially affect the financial position of the Group.

Note 14—Earnings Per Share

Earnings Per Share (“EPS”) is computed individually for the ordinary shares and preferred limited voting ordinary shares. Net income (loss) is apportioned to both ordinary shareholders and preferred limited voting ordinary shareholders on the ratio of 1 to 1.2, respectively, in accordance with the rights of the shareholders as described in News Corporation’s Constitution. In order to give effect to this apportionment when determining EPS, the weighted average preferred limited voting ordinary share is increased by 20% (the “Adjusted Preferred”) and is then compared to the sum of the weighted average ordinary shares and the weighted average Adjusted Preferred. The resulting percentage is then applied to the Net income (loss) to determine the apportionment for the preferred limited voting ordinary shareholder with the balance attributable to the ordinary shareholder.

EPS have been presented in the two class presentation, as the preferred shares participate in dividends with the common shares. Prior year amounts have been restated to conform with the two class presentation. Rounding differences may occur in the presentation below.

The following table sets forth the computation of basic and diluted earnings per share:

	For the six months ended December 31,
	2003		2002
	(in millions)
Net income	A$	1,003	A$	291
Perpetual preference dividends		(20)		(25)

Net income available to shareholders-basic	A$	983	A$	266
Interest on convertible debt		22		25

Net income available to shareholders-diluted	A$	1,005	A$	291

The News Corporation Limited and Subsidiaries

Notes to the Unaudited Consolidated Condensed Financial Statements

Note 14—Earnings Per Share- continued

	2003						2002
	Ordinary		Preferred		Total		Ordinary		Preferred		Total
	(in millions except % and per share data)
Allocation of Income:
Allocation percent - basic		34%		66%		100%		34%		66%		100%
Allocation of income - basic	A$	331	A$	652	A$	983	A$	90	A$	176	A$	266
Allocation percent - diluted		33%		67%		100%		34%		66%		100%
Allocation of income - diluted	A$	331	A$	674	A$	1,005	A$	98	A$	194	A$	291

Weighted average shares-basic		1,965		3,225		5,190		1,963		3,149		5,112
Weighted average shares-diluted		1,965		3,335		5,300		1,963		3,247		5,210

Net income available to shareholders - basic	A$	0.17	A$	0.20			A$	0.05	A$	0.06

Net income available to shareholders - diluted	A$	0.17	A$	0.20			A$	0.05	A$	0.06

Note 15—Recently Issued Accounting Pronouncements

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 amends SFAS No. 6, “Elements of Financial Statements,” to improve accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new statement requires that those instruments be classified as liabilities in the statement of financial position. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 in July 2003 had no material impact on the consolidated condensed balance sheets and statements of operations of the Group. The FASB is addressing certain implementation issues associated with the application of SFAS No. 150. On October 29, 2003, the FASB decided to defer certain provisions of SFAS No. 150 related to non-controlling interests in subsidiaries included in consolidated financial statements. The Group will monitor the actions of the FASB and assess the impact, if any, that these actions may have on its financial statements.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employer’s Disclosures about Pensions and Other Postretirement Benefits,” which requires expanded financial statement disclosures for defined benefit plans. The interim disclosure requirements of SFAS No. 132 are effective for interim periods beginning after December 15, 2003. The Group will provide the additional required disclosures in its annual report on Form 20-F for the year ending June 30, 2004.

In May 2004, the FASB issued FASB Staff Position (“FSP”) 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.” Under FSP 106-2, employers that sponsor a postretirement health care plan which qualifies for a prescription-drug subsidy under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”), enacted in December 2003, must recognize the reduction in costs as employees provide services in future years. If the Group concludes at the date it adopts FSP 106-2 that its plan was actuarially equivalent at and that the Act’s effects are a “significant event” (as defined in SFAS No. 106), the Group will account for the Act’s effects prospectively from the date of adoption. The Group is evaluating the impact of FSP 106-2 and will adopt the FSP in the first quarter of fiscal 2005. As a result, the Group’s APBO and net periodic postretirement benefit cost do not reflect any amount associated with the subsidy because the Group is unable to conclude whether the benefits provided by the plan are actuarially equivalent to Medicare Part D under the Act.

The News Corporation Limited and Subsidiaries

Notes to the Unaudited Consolidated Condensed Financial Statements

Note 16 – Subsequent Events

Los Angeles Dodgers

On February 13, 2004, the Group sold the Los Angeles Dodgers (“Dodgers”), together with Dodger Stadium and the team’s training facilities in Vero Beach, Florida and the Dominican Republic, to entities owned by Frank McCourt (the “McCourt Entities”). The gross consideration for the sale of the Dodgers franchise and real estate assets was A$616 million (US$421 million), subject to further adjustment. The consideration at closing was comprised of (i) A$329 million (US$225 million) in cash, (ii) a A$183 million (US$125 million) two-year note secured by non-team real estate, (iii) a A$59 million (US$40 million) four-year note secured by bank letters of credit and (iv) a A$45 million (US$31 million) three-year note that is convertible, at the Group’s option, into preferred equity in the McCourt Entities if unpaid at maturity. The Group has agreed to remit A$73 million (US$50 million) during the first two years following the closing of the transaction to reimburse the McCourt Entities for certain pre-existing commitments. Pending the final determination of contractual adjustments, the sale has resulted in an estimated loss of A$23 million (US$16 million), which was recorded in Other, net in the accompanying unaudited consolidated condensed statement of operations for the six months ended December 31, 2003.

Reincorporation in the United States

In April 2004, the Group announced that it would pursue a reorganization that would change the Group’s place of incorporation from Australia to the United States.

The proposed reorganization will be accomplished under Australian law whereby existing holders of the Group’s ordinary and preferred shares, including those ordinary shares and preferred shares represented by ADSs, will exchange their shares for shares of voting and non-voting common stock in a newly formed Delaware corporation called News Corporation (“New News”) that will become the new parent company. The voting and non-voting common stock of New News will have substantially similar rights as the Group’s existing ordinary and preferred shares. The exchange is expected to be tax-free for the vast majority of the Group’s shareholders.

In connection with this reorganization, the Group would acquire the remaining 58% interest in Queensland Press Pty Ltd (“QPL”) not owned by the Group. The Group would acquire QPL through the purchase of entities and trusts that currently own the approximate 58% controlling interest in QPL. The owners and beneficiaries of these entities and trusts include Mr. Rupert Murdoch, members of his family and certain charities (the “Murdoch Interests”). QPL is the publisher of the Courier-Mail, Sunday Mail and other fast-growing newspapers. In addition, QPL owns an approximately 15.2% voting interest in the Group, currently controlled and voted by the Murdoch Interests. The Murdoch Interests will receive voting common stock in New News in exchange for the value of their pro-rata ownership of the newspaper publishing business owned by QPL. The amount of New News shares issued for the Murdoch Interests’ holdings of the QPL publishing business will be based on a mutually agreed valuation of the net value of that business which will be reviewed by independent appraisers and the special committee of the Board of Directors.

As part of the reorganization, certain of the related entities comprising the Murdoch Interests will be conveyed to the Group in return for shares in the Group (net of certain debt being assumed by the Group). As a consequence, the Murdoch Interests will directly own shares in New News, rather than indirectly owning shares in the Group through various entities. Like all other shareholders, the Murdoch Interests will receive identical voting and non-voting shares in New News in exchange for the shares in the Group that they own directly. In addition, in connection with the QPL transaction, the Murdoch Interests will also receive shares in New News representing their pro-rata 58% ownership in each class of the Group shares currently held by QPL.

Based upon the Group’s current assumptions of the value of the QPL business and the current price of the Group’s ordinary shares, after the completion of the proposed transactions, the Murdoch Interests will directly own slightly less voting equity of New News than the voting equity of the Group presently held and controlled by the Murdoch Interests. In addition, the Murdoch Interests will have a slightly greater percentage of economic interest in New News resulting from the exchange of their interests in the QPL publishing business for voting stock in New News.

The Board of Directors of the Group has established a special committee of non-executive directors to evaluate the reorganization and the QPL transaction and the benefits to shareholders. The proposal is subject to shareholder and regulatory approval. The Murdoch family interests will not vote with other shareholders on any of the proposed transactions. The Group expects to complete the proposed reorganization in the second quarter of fiscal year 2005.

The News Corporation Limited and Subsidiaries

Notes to the Unaudited Consolidated Condensed Financial Statements

Note 16 – Subsequent Events-continued

Programming Commitments

During the quarter ended March 31, 2004, the Group entered into new agreements for television and sports programming rights in the amount of A$1.9 billion, which extend through fiscal year 2014.

Debt Redemption

On May 17, 2004, News America Incorporated. (“NAI”), a subsidiary of the Group, terminated its remarketing agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated with respect to its US$150 million aggregate principal amount of the MOPPRSSM due 2034. As a result of the termination, the MOPPRSSM were not remarketed and on May 21, 2004 NAI purchased the 6.703% MOPPRSSM from the beneficial owners at a price equal to the principal amount plus any accrued and unpaid interest being A$7 million (US$5 million). The Group will recognize a loss of approximately A$19 million (US$13 million) on the early extinguishment of the MOPPRS SM in accordance with SFAS No. 145.

Staples Arena

In May 2004, the Group sold its 40% interest in the Staples Arena for aggregate consideration of A$184 million (US$128 million). The Group will record a loss on the sale of the interest in the Staples Arena of approximately A$9 million (US$7 million). In connection with the sale of this interest, the Group was released from several guarantees in the aggregate amount of A$32 million (US$22.6 million) outstanding at the time of this sale.

Debt Issuance

In June, 2004, News Outdoor Russia entered into a second loan agreement with The European Bank for Reconstruction and Development in the amount of A$94 million (US$65 million) under substantially the same terms as the December loan agreement. The Group drew down A$60 million (US$41 million) under the second facility.

EXHIBIT B

Selected Financial Data

Set forth below is selected financial data for the Group for each of the five years ended June 30, 2003 and as of June 30, 1999, 2000, 2001, 2002 and 2003. Also set forth below is selected financial data for the Group for the two six month periods ended December 31, 2002 and 2003.

The selected financial data below are set forth in Australian dollars (except as otherwise indicated), and are derived from the Consolidated Financial Statements of The News Corporation Limited and Subsidiaries appearing elsewhere herein and from certain financial data in previously filed annual reports on Form 20-F, as applicable. The selected financial data for the six months ended December 31, 2003 has been converted to US$, solely for your convenience, at A$1.00 = US$0.7398, the December 31, 2003 exchange rate.

The Consolidated Financial Statements of The News Corporation Limited and Subsidiaries have been prepared in accordance with accounting principles generally accepted in Australia (“A-GAAP”). A-GAAP differs significantly in certain respects from accounting principles generally accepted in the United States (“US-GAAP”). A discussion of these significant differences for the interim period ended December 31, 2003 is contained in Note 11 to the Unaudited Consolidated Condensed Financial Statements of The News Corporation Limited and Subsidiaries set forth elsewhere herein. The selected financial data for the Group for each of the five years ended June 30, 2003 and as of June 30, 1999, 2000, 2001, 2002 and 2003 are derived from the audited consolidated financial statements appearing in our historical annual reports as filed on Form 20-F with the Securities and Exchange Commission.

	Year ended June 30,					Six months ended December 31,
	1999	2000	2001	2002	2003	2002	2003	2003
	(in A$ millions except per share data)							in US$
Statement of operations data:
Revenues	$21,704	$22,337	$25,387	$28,776	$29,752	$15,228	$14,880	US$	11,008
Depreciation and amortization	(1,033)	(1,108)	(1,321)	(1,373)	(717)	(339)	(406)		(300)
Operating income	2,012	1,509	1,823	256	3,886	2,214	2,111		1,562
Equity earnings (losses) of affiliates	(509)	(936)	(1,711)	(14,840)	(584)	(917)	24		18
Interest expense, net	(863)	(908)	(1,037)	(1,107)	(897)	(485)	(386)		(286)
Other, net	(1,317)	(103)	2,098	1,965	171	(154)	66		49
Income (loss) before cumulative effect of accounting change and extraordinary item	963	(329)	740	(14,552)	1,421	291	1,003		742
Net income (loss)	963	(329)	(218)	(14,670)	1,421	291	1,003		742
Basic and diluted income (loss) before cumulative effect of accounting change per share:
Ordinary shares	0.22	(0.09)	0.15	(2.64)	0.24	0.05	0.17		0.13
Preferred limited voting ordinary shares	0.27	(0.10)	0.18	(3.16)	0.29	0.06	0.20		0.15
Basic and Diluted Net income (loss) per share:
Ordinary shares	0.22	(0.09)	(0.06)	(2.66)	0.24	0.05	0.17		0.13
Preferred limited voting ordinary shares	0.27	(0.10)	(0.07)	(3.19)	0.29	0.06	0.20		0.15
Dividends per ordinary share	0.030	0.030	0.030	0.015	0.030	0.0150	0.0150		0.0103
Dividends per preferred ordinary share	0.075	0.075	0.075	0.0375	0.075	0.0375	0.0375		0.0256
Dividends per ordinary share in U.S. dollars	0.019	0.018	0.016	0.008	0.018	0.0083	0.0111		0.0111
Dividends per preferred ordinary share in US dollars	0.047	0.047	0.041	0.020	0.044	0.0207	0.0277		0.0277
Balance sheet data at period end:
Cash and cash equivalents	$7,483	$4,638	$5,615	$6,337	$6,746	$5,463	$3,377	US$	2,498
Total assets	47,094	57,986	81,466	65,837	62,634	68,427	65,166		48,210
Total interest bearing liabilities	14,644	18,315	20,328	16,785	14,524	15,104	14,057		10,399
Total shareholders’ equity	14,195	18,554	36,427	24,953	22,729	25,875	27,733		20,517

Note:	Certain prior period amounts were reclassified to conform to fiscal 2004 presentation.

Managements Discussion and Analysis of Financial Condition and Results of Operations

This document contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. The words “expect,” “estimate,” “anticipate,” “predict,” “believe” and similar expressions and variations thereof are intended to identify forward-looking statements. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of The News Corporation Limited (the “Group” or “News Corporation”), its directors or its officers with respect to, among other things, trends affecting the Group’s financial condition or results of operations. The readers of this document are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Those risks and uncertainties are discussed under the heading “Risk Factors,” in the Group’s Registration Statement on Form F-3 (SEC file no. 333-111439) as declared effective by the Securities and Exchange Commission on December 22, 2003, as well as the information set forth below. The Group does not ordinarily make projections of its future operating results and undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review other documents filed by the Group with the Securities and Exchange Commission. This section should be read in conjunction with the unaudited consolidated condensed financial statements of the Group and related notes set forth elsewhere herein.

Overview of our Business

The Group’s unaudited consolidated condensed financial statements have been prepared in conformity with US-GAAP. US-GAAP differs significantly in certain respects from A-GAAP as described in Note 34 of News Corporation’s 2003 Form 20-F.

The Group is a diversified entertainment company, which manages and reports its businesses in eight segments:

•	Filmed Entertainment, which principally consists of the production and acquisition of live-action and animated motion pictures for distribution and licensing in all formats in all entertainment media primarily in the United States, Canada, Europe and Asia, and the production of original television programming in the United States and Canada;

•	Television, which consists of the operation of 35 full power broadcast television stations, including nine duopolies, in the United States, of these stations, 25 are affiliated with the FOX network, nine with the UPN network and one is an independent station; the broadcasting of network programming in the United States, and the development, production and distribution of television programming in Asia and the Middle East;

•	Cable Network Programming, which principally consists of the production and licensing of programming distributed through cable television systems and direct broadcast satellite (“DBS”) operators in the United States;

•	Direct Broadcast Satellite Television, which principally consists of the distribution of basic and premium programming services via satellite directly to subscribers in Italy;

•	Magazines and Inserts, which principally consists of the publication of free standing inserts, which are promotional booklets containing consumer offers distributed through insertion in local Sunday newspapers in the United States, and providing in-store marketing products and services, primarily to consumer packaged goods manufacturers, in the United States and Canada;

•	Newspapers, which principally consists of the publication of four national newspapers in the UK, the publication of more than 100 newspapers in Australia, and the publication of a mass circulation, metropolitan morning newspaper in the United States;

•	Book Publishing, which principally consists of the publication of English language books throughout the world; and

•	Other, which principally consists of NDS Group plc, which is a leading supplier of open end-to-end digital pay-television solutions for the secure delivery of entertainment to television set-top boxes and personal computers.

Feature film and television production and distribution are speculative businesses because the revenues derived from the production and distribution of a feature film or television series depend primarily upon their acceptance by the public, which is difficult to predict. The commercial success of a feature film or television series also depends upon the quality and acceptance of other competing films and television series released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. Further, the theatrical success of a feature film and the audience ratings for a television series are generally key factors in generating revenues from other distribution channels, such as home entertainment and premium pay television with respect to feature films and syndication with respect to television series.

Piracy continues to be a significant issue for the filmed entertainment industry, especially from online file sharing, which has expanded from music to movies and television programming due to changes in technology. The Group has taken and will continue to take a variety of actions to combat piracy, both individually and together with industry associations.

The home entertainment market, more specifically DVDs, has emerged as the fastest growing revenue stream in the filmed Entertainment industry. Industry analysts expect this growth to continue over the next several years. Consistent with industry trends, the Group’s DVD revenues rose approximately 58% for the six months ended December 31, 2003 over the corresponding period of the prior year.

Our television broadcast network is dependent upon the maintenance of affiliation agreements with third-party owned television stations, and there can be no assurance that such affiliation agreements will be renewed in the future on terms acceptable to us. The loss of a significant number of such affiliation arrangements could reduce the distribution of the Fox Broadcasting Company (“FOX”), thereby adversely affecting our ability to sell national advertising time. Similarly, our cable networks maintain affiliation and carriage arrangements that enable them to reach a large percentage of cable and DBS households across the United States. The loss of a significant number of these arrangements or the loss of carriage on basic programming tiers could reduce the distribution of our cable networks, thereby adversely affecting such networks’ revenues from subscriber fees and advertising sales.

The Group derives substantial revenues from the sale of advertising time on our television broadcast network, television stations and cable networks. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns. A decline in the economic prospects of advertisers or the economy in general could alter current or prospective advertisers’ spending priorities. This could cause our revenues and operating results to decline significantly in any given period.

Program ratings for FOX and the Cable Network Programming segment are factors that are weighed when deciding on the advertising rates and affiliate rates that the Group receives. Poor ratings can lead to a reduction in pricing and advertising spending. At FOX, excluding sports, ratings were lower for the first six months of fiscal year 2004 as compared to the first six months of fiscal 2003. The Group is focused on improving its programming lineup to maintain its share of the advertising market. In June 2004, the Group launched its new programming schedule as part of the Group’s strategy to provide year-round programming on FOX. The Group is launching new programming in June in an effort to improve ratings since the other television networks do not launch new programming during the summer months and the delayed fall launch of FOX programming due to the completion of the Major League Baseball season.

The sports rights contracts between the Group, on the one hand, and various professional sports leagues and teams, on the other, have varying duration and renewal terms. As these contracts expire, we may seek renewals on commercial terms. However, third parties may outbid the current rights holders for such rights contracts. In addition, professional sports leagues or teams may create their own networks, or the renewal costs could substantially exceed the original contract cost. The loss of rights could impact the extent of the sports coverage offered by us and our affiliates, as it relates to FOX, the majority-owned regional sports networks (“RSNs”), and SKY Italia, and could adversely affect our advertising revenues. In addition, our results could be adversely affected if escalations in sports programming rights costs are unmatched by increases in advertising rates and, in the case of cable networks, subscriber fees.

While the Group seeks to ensure compliance with federal indecency laws and related Federal Communications Commission (“FCC”) regulations, the definition of “indecency” is subject to interpretation and there can be no assurance that the Group will not broadcast programming that is ultimately deemed by the FCC to violate the prohibition against indecency. Such programming could subject the Group to regulatory review or investigation, fines, adverse publicity or other sanctions including the loss of station licenses.

In April 2003, the Group completed the merger of its Italian platform Stream S.p.A. with former rival Telepiu S.p.A., creating SKY Italia. SKY Italia is the only direct broadcast satellite television provider in the Italian market. SKY Italia provides a variety of local programming, sports, news and premier entertainment on a single platform in Italy. SKY Italia’s competition includes companies that offer video, audio, interactive programming, telephony, data and other information and entertainment services, including broadband Internet providers, wireless companies, and companies that are developing new technologies. SKY Italia believes that the quality and variety of video, audio and interactive programming, quality of picture, access to service, availability of a broadband Internet service, customer service and price are the key elements for gaining and maintaining market share. As of December 31, 2003, SKY Italia had approximately 2.4 million subscribers, with approximately 90% of new subscribers opting for premium-programming including movies and/or sports programming. The Group anticipates continued growth of the existing subscriber base.

The newspaper segment’s advertising volume and the price of newsprint are the key uncertainties whose fluctuations can have a material effect on the Group’s operating results and cash flow. The Group has to anticipate the level of advertising volume and newsprint prices in managing its businesses to maximize operating profit during expanding and contracting economic cycles. Newsprint is a basic commodity and its price is sensitive to the balance of supply and demand. The Group’s costs and expenses are affected by the cyclical increases and decreases in the price of newsprint. The Group’s newspapers compete for advertising and readers’ time and attention with broadcast, satellite and cable television, the Internet and other computer services, radio, magazines, billboards and direct mail. The Group’s newspapers compete with other media for advertising principally on the basis of their advertising rates and their performance in helping to sell the advertisers’ products or services. They compete for circulation principally on the basis of their content, price, promotion and brand loyalty. In addition, most of the Group’s newspapers compete with daily newspaper competitors that are published in the same city and with free distribution and paid advertising weeklies, as well as other print and non-print media.

The book publishing business operates in a highly competitive market and has been affected by consolidation trends. These markets continue to change in response to technological innovations and other factors. Recent years have brought a number of significant mergers among the leading book publishers. There have also been a number of mergers completed in the distribution channel. The Group must compete with other publishers for the rights to works by well-known authors and public personalities. Although we currently have strong positions in each of our markets, further consolidation could place us at a competitive disadvantage with respect to scale, resources and our ability to develop and exploit new media technologies.

Sources of Revenue

Filmed Entertainment. The Filmed Entertainment segment derives revenue from theatrical distribution, home entertainment sales and distribution through pay-per-view, pay television services and broadcast television. The revenues and operating results of the Filmed Entertainment segment are significantly affected by the timing of the Group’s theatrical releases, home entertainment releases, the number of its original and returning television series that are aired by television networks and the number of its television series on off-network syndication. Theatrical release dates are determined by several factors, including timing of vacation and holiday periods and competition in the marketplace. Each motion picture is a separate and distinct product, and its financial success depends upon many factors, including public acceptance.

Television. The Television segment derives its revenues principally from the sale of advertising time. Generally, advertising time is sold to national advertisers by FOX and to national “spot” and local advertisers by the Group’s 35 owned and operated full power television broadcast stations (“O&Os”) in their respective markets. In Asia and the Middle East, revenue is derived by both subscription and advertising. The sale of advertising time is affected by viewer demographics, program ratings and general market conditions. Adverse changes in the general market conditions for advertising may affect revenues.

Cable Network Programming. The Cable Network Programming segment derives revenues from monthly affiliate fees received from cable television systems and DBS operators based on the number of subscribers, net of the amortization of cable distribution investments, as well as from the sale of advertising time. Monthly affiliate fees are dependent on maintenance of carriage arrangements with cable television systems and DBS operators. The sale of advertising time is affected by viewer demographics, program ratings and general market conditions. Adverse changes in general market conditions for advertising may affect revenues.

Direct Broadcast Satellite Television. The Direct Broadcast Satellite Television segment derives revenues from subscriptions of pay television contracts, rental of set top boxes, sale of advertising time and pay-per-view television consumption. Subscription revenues are dependent upon customers’ desires for television services and subscriber churn. Rental revenues depend on whether subscribers purchase their equipment up front or decide to rent it from the company. The sale of advertising time is affected by general market conditions. Pay-per-view revenues vary depending on the programming available and subscriber’s preferences and tastes.

Magazines and Inserts. The Magazine and Inserts segment derives revenues from the sale of advertising space, subscriptions and production fees. Adverse changes in general market conditions for advertising may affect revenues.

Newspapers. The Newspapers segment derives revenues from the sale of advertising space and the sale of published newspapers. Advertising revenues are comprised of retail, national and classified categories. Adverse changes in general market conditions for advertising may affect revenues. Circulation revenues can be greatly affected by changes in competitors’ cover prices and promotion activities.

Book Publishing. The Book Publishing segment derives revenues from the sale of books. The revenues and operating results of the Book Publishing segment are significantly affected by the timing of the Group’s releases and the number of its books in the marketplace. The book publishing marketplace is subject to increased periods of demand in the summer months and during the end-of-year holiday season. Major new title releases represent a significant portion of the Group’s sales throughout the year. Consumer books are generally sold on a fully returnable basis, resulting in the return of unsold books. Each book is a separate and distinct product, and its financial success depends upon many factors, including public acceptance.

Components of Expenses

Filmed Entertainment. Operating costs incurred by the Filmed Entertainment segment include exploitation costs, primarily prints and advertising; the amortization of capitalized production, overhead and interest costs; and participations and talent residuals. Selling, general and administrative expenses include salaries, employee benefits, rent and other routine overhead.

Television and Cable Network Programming. Operating expenses of the Television and Cable Network Programming segments include expenses related to acquiring programming and rights to programming. Operating expenses also typically include production and technical expenses related to operating the technical facilities of the broadcaster or cable network. Selling, general and administrative expenses include all promotional expenses related to improving the market visibility and awareness of the broadcaster or cable network and sales commissions paid to the in-house sales force involved in the sale of advertising, as well as salaries, employee benefits, rent and other routine overhead.

Direct Broadcast Satellite Television. Subscriber acquisition costs incurred by the Direct Broadcast Satellite Television segment include commissions paid to third party authorized dealers for subscribers added through their respective distribution channels, which are included in Selling, general and administrative expenses, and the cost of hardware and installation subsidies for subscribers added and advertising expenses which are included in Operating expenses. In addition to the subscriber acquisition costs, operating expenses also includes expenses related to the acquisition of sports and programming rights, the broadcast transmission costs and customer service costs. Selling, general and administrative expenses also include salaries, employee benefits, rent and other routine overhead.

Magazines and Inserts. Operating expenses for the Magazine and Inserts segment include paper costs, promotional, printing and distribution expenses. Selling, general and administrative expenses include salaries, employee benefits, rent and other routine overhead.

Newspapers. Operating expenses for the Newspapers segment include costs related to newsprint, ink, printing costs and editorial content. Selling, general and administrative expenses include salaries, employee benefits, rent and other routine overhead.

Book Publishing. Operating expenses for the Book Publishing segment include costs related to paper, printing of books, authors’ royalties, and editorial, art and design expenses. Selling, general and administrative expenses include promotional expenses, salaries, employee benefits, rent and other routine overhead.

Depreciation and Amortization Expense. Depreciation and amortization expense includes the depreciation of property and equipment, as well as amortization of finite-lived intangible assets.

Results of Operations—Six months ended December 31, 2003 versus Six months ended December 31, 2002

The following table sets forth the Group’s operating results for six months ended December 31, 2003 as compared to six months ended December 31, 2002.

	For the six months ended December 31,
	2003		2002		Change		% Change
	(in millions except % change)
Revenue (1)	A$	14,880	A$	15,228	A$	(348)	(2)%
Expenses:
Operating expenses		10,016		10,388		(372)	(4)%
Selling, general, and administrative		2,347		2,287		60	3%
Depreciation and amortization		406		339		67	20%

Operating income		2,111		2,214		(103)	(5)%

Other income (expense):
Equity earnings (losses) of affiliates		24		(917)		941	* *
Interest expense, net		(386)		(485)		99	20%
Gain on sale of subsidiary shares		—		295		(295)	* *
Other, net		66		(154)		220	* *

Income before minority interest in subsidiaries and income tax expense		1,815		953		862	90%
Minority interest in subsidiaries		(151)		(191)		40	21%
Income tax expense		(661)		(471)		(190)	(40)%

Net income	A$	1,003	A$	291	A$	712	* *

**	not meaningful
(1)	The Group classifies the amortization of cable distribution investments against revenues in accordance with Emerging Issues Task Force No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products),” as detailed in the following table.

	For the six months ended December 31,
	2003		2002
	(in millions)
Gross Revenue	A$	14,972	A$	15,341
Amortization of cable distribution investments		(92)		(113)

Revenue	A$	14,880	A$	15,228

Overview of Results of Operations

Revenues for the six months ended December 31, 2003 decreased A$348 million to A$14,880 million as compared to A$15,228 million from the corresponding period of the prior year. During the six months ended December 31, 2003, the US Dollar declined approximately 24% from the six months ended December 31, 2002 as compared to the Australian Dollar, which materially impacted the Group’s conversion of the results of its US operations into Australian Dollars for the six months ended December 31, 2003. This decline resulted in decreased revenues from the Television, Book Publishing and Filmed Entertainment segments, partially offset by the revenue of the Direct Broadcast Satellite Television segment, a new segment reflecting the results of SKY Italia beginning from April 30, 2003. In US Dollars, revenues for the Group increased 17% from the corresponding period of the prior year. This increase was primarily due to the first-time inclusion of six months of revenues of SKY Italia since its consolidation on April 30, 2003. Also contributing to this increase was higher worldwide home entertainment revenues at the Filmed Entertainment segment from the strong worldwide performances of X2: X-Men United, Daredevil, The Simpsons, Phone Booth and 24.

Operating expenses for the six months ended December 31, 2003 decreased 4% from A$10,388 million in the corresponding period of the prior year to A$10,016 million. Selling, general and administrative expenses increased 3% to A$2,347 million for the six months ended December 31, 2003 as compared to A$2,287 million for the six months ended December 31, 2002. Depreciation and amortization increased 20% to A$406 million from A$339 million in the corresponding period of the prior year due to the consolidation of SKY Italia’s depreciable assets on April 30, 2003.

Operating income for the six months ended December 31, 2003 decreased A$103 million, or 5%, from A$2,214 million in the corresponding period of the prior year to A$2,111 million. This decrease was primarily due to the consolidation of operating losses of SKY Italia and decreased results at the Television segment. Improved results at the Filmed Entertainment segment partially offset these losses. The Television segment decreased due to lower results at the television stations and broadcast network in the United States, which were partially offset by improved results at STAR. Decreased advertising revenues due to fewer political advertisements at the television stations and increased sports programming costs primarily for Major League Baseball at the broadcast network drove the decrease at the Television segment. These decreases were partially offset by increased advertising and subscription revenues primarily at STAR Plus and the revenue increases noted above for the Filmed Entertainment segment.

Equity earnings (losses) of affiliates. For the six months ended December 31, 2003, Equity in earnings of associated companies was A$24 million, an improvement of A$941 million from losses of A$917 million from the corresponding period of the prior year. The prior year included losses from Stream S.p.A. in the amount of A$204 million, which was consolidated April 30, 2003, and the Group’s A$401 million writedown of its investment in Gemstar-TV Guide International, Inc (“Gemstar TV-Guide”). Improved results from British Sky Broadcasting Group plc (“BskyB”) and Sky Brasil also contributed to the improvement above.

Interest expense, net. Interest expense decreased A$99 million from A$485 million for the six months ended December 31, 2002 to A$386 million. As a majority of the Group’s interest bearing liabilities are denominated in US Dollars, the Group’s conversion of interest was materially impacted by the 24% decline in the value of the US Dollar as compared to the Australian Dollar for the six months ended December 31, 2003. Also contributing to this decrease was interest income received on cash placed on deposit as security for repayment of the Telepiu Indebtedness (as defined below).

Gain on sale of subsidiary shares. In November 2002, Fox Entertainment Group (“FEG”) sold 50 million shares of its Class A Common Stock in a public offering. The net proceeds received by FEG were approximately A$2.1 billion and were used to repay intercompany indebtedness to the Group and its affiliates. This offering reduced the Group’s equity ownership and voting percentage in FEG from 85.32% and 97.84% to 80.58% and 97%, respectively, and increased minority interest in subsidiaries. In accordance with Staff Accounting Bulletin (“SAB”) No. 51 “Accounting for Sales of Stock by a Subsidiary,” the Group recognized a gain of approximately A$129 million in connection with this transaction in Gain on sale of subsidiary shares in the accompanying unaudited consolidated condensed statement of operations for the six months ended December 31, 2002. This gain was limited because the Group’s ownership interest in FEG increased since the time of FEG’s initial public offering in fiscal year 1999.

In November 2002, BSkyB issued 43.2 million new shares as consideration related to its purchase of an interest in British Interactive Broadcasting Holdings Limited. In accordance with SAB No. 51, the Group recognized a gain of approximately A$166 million in connection with this transaction in Gain on sale of subsidiary shares in the accompanying unaudited consolidated condensed statement of operations. As a result of this transaction, the Group’s ownership in BSkyB was diluted to 35.42%.

Other, net. For the six months ended December 31, 2003, Other, net consisted of a gain of A$66 million, which primarily included a gain of A$153 million on the sale of SKY PerfecTV!, and a gain of A$38 million related to the settlement of the Group’s insurance claim primarily for its broadcast tower at the World Trade Center in New York, NY. These gains were partially offset by charges related to the fair value adjustments on exchangeable securities. For the six months ended December 31, 2002, Other, net included the charge related to the change in fair value of the exchangeable securities.

Minority interest expense. For the six months ended December 31, 2003, Minority interest expense decreased A$40 million from A$191 million for the six months ended December 31, 2002 to A$151 million. This decrease was primarily due to the allocation of losses granted by SKY Italia since its consolidation in April 2003 to the minority shareholder, partially offset by improved results at FEG.

Net income tax (expense) benefit. The effective tax rate for the six months ended December 31, 2003 was 36%, as compared to the statutory rate of 30%. This difference was primarily attributable to certain foreign income being taxed at higher rates.

In the corresponding period of the prior year, the effective tax rate was 47% due to the non-recognition of a tax benefit for the write-down of the Group’s investment in Gemstar TV- Guide. The tax benefit of this write-down would only be realizable upon the disposition of the Gemstar TV-Guide shares and the availability of similarly characterized income at that time. Neither of these events is more likely than not and therefore, no tax benefit has been recorded.

Net income for the six months ended December 31, 2003 increased A$712 million to A$1,003 million (A$0.17 per ordinary share and A$0.20 per preferred limited voting ordinary share) from A$291 million (A$0.05 per ordinary share and A$0.06 per preferred limited voting ordinary share) in the corresponding period of the prior year. This increase was primarily due to the A$941 million improvement in Equity earnings (losses) of affiliates noted above, which was partially offset by the absence of SAB 51 gains in the current period.

Liquidity and Capital Resources

The Group’s principal source of liquidity is internally generated cash flows; however, the Group has access to the worldwide capital markets, a A$2.6 billion (US$1.75 billion) Revolving Credit Facility and various film financing alternatives to supplement its cash flows. The outstanding balance on the Revolving Credit Facility as of December 31, 2003 was approximately A$520 million (€310 million). Subsequent to December 31, 2003, the Group reduced the outstanding balance on the Revolving Credit Facility to approximately A$236 million (€141million). Also, as of December 31, 2003, the Group had consolidated cash and cash equivalents of A$3.4 billion. We believe that cash flows from operations, proceeds from the sale of certain assets and alternative sources will be adequate for the Group to conduct its operations. The Group’s internally generated funds are highly dependent upon the state of the advertising market and public acceptance of film and television products. Any significant decline in the advertising market or the performance of its films could adversely impact its cash flows from operations.

The principal uses of cash that affect the Group’s liquidity position include the following: investments in the production and distribution of new feature films and television programs, the acquisition of and payments under programming rights for entertainment programming and sporting events, operational expenditures, capital expenditures, interest expense, income tax payments and investments in associated entities.

Sources and uses of cash

Net cash provided by operating activities during the six months ended December 31, 2003 and 2002 was A$797 million and A$515 million, respectively. The Group traditionally experiences higher uses of cash during the first half of the fiscal year as compared to the second half of the fiscal year. This use of cash is primarily driven by higher accounts receivable due to the timing of home entertainment releases and higher filmed entertainment costs and television programming costs due to higher sports rights payments. Considering these facts, during the six months ended December 31, 2003, the Group made higher National Football League rights payments, higher pension contributions, and higher income tax payments as compared to the corresponding period of the prior year. The increase in cash provided by operating activities is primarily driven by lower accounts receivable due to only one major home entertainment release in December 2003, X-2: X-Men United, as compared to two in December 2002, Star Wars Episode II and Ice Age, which resulted in less cash used to finance accounts receivables. Also contributing to the increase in cash provided by operating activities for the six months were higher provisions for income taxes, due to higher net income, as well as higher provisions for Value Added Tax (“VAT”). The higher VAT provision was generated by the inclusion of the operations of Sky Italia in the six months ended December 31, 2003 as compared to the corresponding period of the prior year in which it was not consolidated but treated as an investment.

Net cash used in investing activities for the six months ended December 31, 2003 and 2002 was A$4.2 billion and A$1.5 billion, respectively. The current period included cash used for the acquisition of 34% of The DIRECTV Group (“DTV”). The corresponding period of the prior year included the cash used for the acquisition of WPWR and the funding of our investment in Stream.

Net cash provided by financing activities for the six months ended December 31, 2003 and 2002 was A$678 million and A$79 million, respectively. Issuances and payments of debt included both short-term and long-term financing activity. The change in financing activities is primarily due to proceeds from the issuance of News Corporation Preferred ADSs to Liberty as well as funding received from the New Millennium II financing for the production of films at the Filmed Entertainment Segment. The corresponding period of the prior year reflects the proceeds received from the issuance of FEG shares in a public offering in November 2002, which was partially offset by the redemption of the Fox Sports public debt in August 2002.

The following represents the Group’s transactions related to the issuance of stock and indebtedness:

Issuances of stock

Transaction	Amount of issuance		Number of ADSs	Footnote reference
	(in millions)
DTV transaction	A$	1,110	28.6	5
Liberty Media	A$	720	23.3	6

Debt Instruments

	Amount of indebtedness		Footnote reference
	(in millions)
Advances
Telepiu	A$	602	6
News Outdoor Russia	A$	98	3 & 16
New Millennium II	A$	457	3

Redemptions
New Millennium II	A$	373	3
MOPPRSSM	A$	150	16

Ratings of the Public Debt

The table below summarizes the Group’s credit ratings as of December 31, 2003.

Rating Agency	Senior Debt	Outlook
Fitch	BBB-	Positive
Moody’s	Baa 3	Positive
Standard & Poor’s	BBB-	Stable

Subsequent to December 31, 2003, Standard & Poor’s revised its rating outlook for News Corporation from stable to positive and affirmed its BBB- corporate credit rating, Moody’s Investor Service placed News Corporation’s rating on review for upgrade and Fitch raised its ratings on News Corporation from BBB- to BBB and changed its outlook to stable.

Guarantees

The Group’s guarantees consist of the following:

	As of December 31,
	(in millions)
Sports rights	A$	43
Transponder leases		455
Star Channel Japan		77
Other guarantees		234

Total guarantees	A$	809

Revolving Credit Agreement

On June 27, 2003, News America Incorporated, a subsidiary of the Group, terminated its existing Revolving Credit Agreement (the “Prior Credit Agreement”) and entered into a new A$2.6 billion Five Year Credit Agreement (the “New Credit Agreement”) with Citibank N.A., as administrative agent, JP Morgan Chase Bank, as syndication agent, and the lenders named therein. News Corporation, FEG Holdings, Inc., Fox Entertainment Group, Inc., News America Marketing FSI, Inc., and News Publishing Australia Limited are guarantors (the “Guarantors”) under the New Credit Agreement. The New Credit Agreement provides a A$2.6 billion revolving credit facility with a sub-limit of A$904 million available for the issuance of letters of credit, and expires on June 30, 2008. Borrowings are in US dollars only, while letters of credit are issuable in US dollars or Euros. The significant terms of the agreement include the requirement that the Group maintain specific gearing and interest coverage ratios and limitations on secured indebtedness. The Group pays a facility fee of 0.20% regardless of facility usage. The Group pays interest for borrowings and letters of credit at LIBOR plus 0.675%. The Group pays additional fees of 0.125% if borrowings under the facility exceed 25% of the committed facility. The interest and fees are based on the Group’s current debt rating.

Contingencies

NDS :

In September 2002, NDS Group plc and two of its subsidiaries (collectively, “NDS”) were named as defendants in a lawsuit filed by DIRECTV, Inc. (“DIRECTV”) and certain of its affiliates in the United States District Court for the Central District of California. At DIRECTV’s request, the action was filed under seal. On October 21, 2002, NDS filed counterclaims against DIRECTV and a chip manufacturer. In late April 2003, the parties agreed to stay proceedings pending efforts to resolve the disputes through mediation. In August 2003, the parties agreed to stay the litigation between them until the closing of the Group’s acquisition of a 34% interest in Hughes, the parent company of DIRECTV. The closing of the acquisition of the Hughes interest occurred on December 22, 2003, and on December 30, 2003 the litigation and all claims and counterclaims alleged therein were dismissed with prejudice.

On October 2, 2002, NDS Americas, Inc. was served with subpoenas by the U.S. Attorney’s office in San Diego, California, seeking documents apparently in connection with an investigation related to claims made in early 2002 by Canal+ Technologies SA (these claims having been dismissed) and the EchoStar claims referred to below. NDS is cooperating with the investigation. NDS was advised by the U.S. Attorney’s Office in San Diego that it is not currently considered either a target or a subject in the investigation. Lead responsibility for the investigation has been transferred to the U.S. Attorney’s Office for the Central District of California. On February 3, 2004, the U.S. Attorney’s office notified NDS that it had completed its investigation and concluded that, based on information and evidence gathered, the claims against NDS did not warrant further investigation or action.

On June 6, 2003, Echostar Communications Corporation, Echostar Satellite Corporation, Echostar Technologies Corporation and Nagrastar L.L.C. (collectively, “Echostar”) filed an action against NDS in the United States District Court for the Central District of California. Echostar filed an amended complaint on October 8, 2003. The amended complaint purported to allege claims for violation of the Digital Millennium Copyright Act (“DMCA”), the Communications Act of 1934 (“CA”), the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, California’s Unfair Competition statute and the federal RICO statute. The complaint also purported to allege claims for civil conspiracy, misappropriation of trade secrets and interference with prospective business advantage. The complaint sought injunctive relief, compensatory and exemplary damages and restitution. On December 22, 2003, all of the claims were dismissed by the court, except for the DMCA, CA and unfair competition claims, and the Court limited these claims to acts allegedly occurring within three years of the filing of the complaint. EchoStar filed a second amended complaint. NDS intends vigorously to defend the action, including filing a motion to dismiss the second amended complaint by March 31, 2004, which is scheduled to be heard on July 23, 2004.

On July 25, 2003, Sogecable, S.A. and its subsidiary Canalsatellite Digital, S.L., Spanish satellite broadcasters and customers of Canal+ Technologies SA (together, “Sogecable”), filed an action against NDS in the United States District Court for the Central District of California. Sogecable filed an amended complaint on October 9, 2003. The amended complaint purported to allege claims for violation of the DMCA and the federal RICO statute. The amended complaint also purported to allege claims for interference with contract and prospective business advantage. The complaint sought injunctive relief, compensatory and exemplary damages and restitution. On December 22, 2003, all of the claims were dismissed by the court. Sogecable filed a second amended complaint. NDS intends vigorously to defend the action, including filing a motion to dismiss the second amended complaint by March 31, 2004, which is scheduled to be heard on July 23, 2004.

PanAmSat International Systems:

In June 2003, an arbitration award was issued in favor of PanAmSat International Systems (“PanAmSat”) against the Group. The arbitration involved a dispute regarding the termination provisions of an agreement to provide satellite transponder capacity over India. The Group disagreed with the findings of fact and the conclusions of law reached by the arbitrator and, pursuant to the terms of the arbitration agreement between the parties, intended to appeal the award.

In January 2004, the Group and PanAmSat entered into a Confidential Settlement Agreement and Releases (“the Agreement”). The Agreement settled the dispute regarding satellite transponder capacity over India and did not have a material impact on the Group’s consolidated financial performance, cash flows or financial position.

Hughes Transaction

The Group was named as a defendant in a Revised Amended Consolidated Complaint file on May 7, 2004 in a lawsuit captioned “In re General Motors (Hughes) Shareholders Litigation,” filed in the Court of Chancery of the State of Delaware, Consolidated Civil Action No. 20269-NC. The lawsuit relates to the Group’s acquisition of stock in DTV, formerly known as Hughes, on December 22, 2003. The complaint alleges that the Group aided and abetted an alleged breach of fiduciary duty by the Board of Directors of GM allegedly owed to a class of certain GM shareholders. The Plaintiffs allegedly seek “appropriate equitable relief…including recissory remedies to the extent feasible.....” The Group believes that the lawsuit is without merit and intends to vigorously defend against claims brought against the Group in the lawsuit. The Group also believes it is entitled to indemnification by GM under the agreements related to the transaction.

Other:

Various claims arise in the ordinary course of business against controlled entities. The amount of the liability (if any) at December 31, 2003 cannot be ascertained, but the Group believes that any resulting liability would not materially affect the financial position of the Group.

Recently Issued Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 amends SFAS No. 6, “Elements of Financial Statements,” to improve accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new statement requires that those instruments be classified as liabilities in the statement of financial position. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 in July 2003 had no material impact on the consolidated condensed balance sheet and statement of operations of the Group. The FASB is addressing certain implementation issues associated with the application of SFAS No. 150. On October 29, 2003, the FASB decided to defer certain provisions of SFAS No. 150 related to non-controlling interests in subsidiaries included in consolidated financial statements. The Group will monitor the actions of the FASB and assess the impact, if any, that these actions may have on its financial statements.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employer’s Disclosures about Pensions and Other Postretirement Benefits,” which requires expanded financial statement disclosures for defined benefit plans. The interim disclosure requirements of SFAS No. 132 are effective for interim periods beginning after December 15, 2003. The Group will provide the additional required disclosures in its annual report on Form 20-F for the year ended June 30, 2004.

In May 2004, the FASB issued FASB Staff Position (“FSP”) 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.” Under FSP 106-2, employers that sponsor a postretirement health care plan which qualifies for a prescription-drug subsidy under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”), enacted in December 2003, must recognize the reduction in costs as employees provide services in future years. If the Group concludes at the date it adopts FSP 106-2 that its plan was actuarially equivalent at and that the Act’s effects are a “significant event” (as defined in SFAS No. 106), the Group will account for the Act’s effects prospectively from the date of adoption. The Group is evaluating the impact of FSP 106-2 and will adopt the FSP in the first quarter of fiscal 2005. As a result, the Group’s APBO and net periodic postretirement benefit cost do not reflect any amount associated with the subsidy because the Group is unable to conclude whether the benefits provided by the plan are actuarially equivalent to Medicare Part D under the Act.

Quantitative and Qualitative Disclosures about Market Risk

News Corporation has exposure to several types of market risk: changes in foreign currency exchange rates, interest rates and stock prices. The Group neither holds nor issues financial instruments for trading purposes.

The following sections provide quantitative information on the Group’s exposure to foreign currency exchange rate risk, interest rate risk and stock price risk. It makes use of sensitivity analyses that are inherently limited in estimating actual losses in fair value that can occur from changes in market conditions.

Foreign Currency Exchange Rates

News Corporation principally conducts operations in the U.S. dollar, the British pound sterling, the Euro and the Australian dollar. These currencies operate as the functional currency for the Group’s U.S., European and Australian operations. Cash is managed centrally within each of these regions with net earnings reinvested locally and working capital requirements met from existing liquid funds. To the extent such funds are not sufficient to meet working capital requirements, drawdowns in the appropriate local currency are available under the New Credit Agreement.

At December 31, 2003 and June 30, 2003, the Group’s outstanding financial instruments with foreign currency exchange rate risk exposure had an aggregate fair value of A$14.0 billion and A$14.8 billion, respectively (including the Group’s U.S. dollar-denominated fixed rate debt). The potential decrease in the fair values of these instruments resulting from a 10% adverse change in quoted foreign currency exchange rates would be approximately A$1.5 billion and A$1.6 billion for the six months ended December 31, 2003 and the fiscal year ended June 30, 2003, respectively.

Interest Rates

The Group’s current financing arrangements and facilities include A$14.1 billion of outstanding debt with fixed interest and a New Credit Agreement, which carries variable interest. Fixed and variable rate debts are impacted differently by changes in interest rates. A change in the interest rate or yield of fixed rate debt will only impact the fair value of such debt, while a change in the interest rate of variable debt will impact interest expense as well as the amount of cash required to service such debt. As of December 31, 2003 and June 30, 2003, substantially all of the Group’s financial instruments with exposure to interest rate risk was denominated in U.S. dollars and had an aggregate fair value of A$14.0 billion and A$14.8 billion, respectively. The potential change in fair value for these financial instruments from an adverse 10% change in quoted interest rates across all maturities, often referred to as a parallel shift in the yield curve, would be approximately A$652 million and A$769 million for the six months ended December 31, 2003 and the fiscal year ended June 30, 2003, respectively.

Stock Prices

The Group has common stock investments in several publicly traded companies that are subject to market price volatility. These investments have an aggregate carrying value of approximately A$24.4 billion as of December 31, 2003. A hypothetical decrease in the market price of these investments of 10% would result in a fair value of approximately A$21.9 billion. Under US-GAAP, such a hypothetical decrease would result in a decrease in comprehensive income of approximately A$13.5 million.

EXHIBIT C

The News Corporation Limited and Subsidiaries

Supplemental Guarantor Information

On June 27, 2003, News America Incorporated (“NAI”), a subsidiary of the Group, terminated its existing Revolving Credit Agreement (the “Prior Credit Agreement”) and entered into a new A$2.6 billion (US$1.75 billion) Five Year Credit Agreement (the “New Credit Agreement”) with Citibank N.A., as administrative agent, JP Morgan Chase Bank, as syndication agent, and the lenders named therein. The News Corporation Limited (“News Corporation”), FEG Holdings, Inc., Fox Entertainment Group, Inc., News America Marketing FSI, Inc., and News Publishing Australia Limited are guarantors (the “Guarantors”) under the New Credit Agreement. Certain subsidiaries of News Corporation that were guarantors under the Prior Credit Agreement are not guarantors under the New Credit Agreement and therefore, in accordance with the indentures pursuant to which NAI has issued public debt, as of June 27, 2003, these subsidiaries have ceased to be guarantors of the public debt.

The New Credit Agreement provides a A$2.6 billion (US$1.75 billion) revolving credit facility with a sub-limit of A$904 million (US$600 million) available for the issuance of letters of credit, and expires on June 30, 2008. Borrowings are in US dollars only, while letters of credit are issuable in US dollars or Euros. The significant terms of the agreement include the requirement that the Group maintain specific gearing and interest coverage ratios and limitations on secured indebtedness. The Group pays a facility fee of 0.20% regardless of facility usage. The Group pays interest for borrowings and letters of credit at LIBOR plus 0.675%. The Group pays additional fees of 0.125% if borrowings under the facility exceed 25% of the committed facility. The interest and fees are based on the Group’s current debt rating.

The Guarantors presently guarantee the senior public indebtedness of News Corporation’s indirect wholly owned subsidiary, NAI. (See Note 35 (q) of News Corporation’s 2003 20-F). Supplemental condensed consolidating financial information (A-GAAP) of the Guarantors is presented on pages 43 through 53. This supplemental financial information should be read in conjunction with the Unaudited Consolidated Condensed Financial Statements included herein.

A reconciliation of the Group’s results under A-GAAP to US-GAAP is presented in Note 11. There are no GAAP reconciling items for the “News America Incorporated” column presented. For GAAP reconciling items related to “The News Corporation Limited” column, reference is made to Note 11.

In accordance with SEC regulations, in the “Guarantor Wholly Owned Subsidiaries” column, the Group used the equity method to account for the results of all of the non-guarantor subsidiaries, representing substantially all of the Group’s consolidated results of operations, excluding certain intercompany eliminations. Accordingly, the Group believes there are no material differences between the reconciling items presented in Note 11 and the adjustments required to reconcile the results of the guarantor subsidiaries reflected in this column to US-GAAP. Therefore, the Group believes that a reconciliation of the supplemental guarantor information to US-GAAP would not materially affect an investor’s assessment of the nature and sufficiency of the guarantees.

Supplemental Guarantor Information (Continued)

Supplemental Condensed Consolidating Statement of Financial Performance

For the six months ended December 31, 2003

(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries(1)	Guarantor Non-Wholly Owned Subsidiaries	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non-Wholly Owned Subsidiaries	Eliminations	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
Sales Revenue	2	—	427	—	4,249	10,302	—	14,980	14,880
Operating expenses	131	—	298	3	3,589	8,795	—	12,816	12,769

Operating income (loss)	(129)	—	129	(3)	660	1,507	—	2,164	2,111

Net loss from associated entities	—	—	(94)	(2)	122	104	—	130	24
Net profit (loss) from subsidiary entities	3,008	1,145	2,430	1,669	168	—	(8,420)	—	—
Net borrowing costs	(1,918)	—	470	96	1,205	(180)	—	(327)	(386)
Dividend on exchangeable securities	(16)	—	—	—	(39)	—	—	(55)	—
Other items before income tax	21	—	(31)	17	100	(113)	—	(6)	66

Profit (loss) from ordinary activities before income tax	966	1,145	2,904	1,777	2,216	1,318	(8,420)	1,906	1,815
Net income tax benefit (expense)	—	—	—	—	(118)	(90)	(399)	(607)	(661)

Net profit (loss) from ordinary activities after tax	966	1,145	2,904	1,777	2,098	1,228	(8,819)	1,299	1,154
Net profit attributable to outside equity interests	—	—	75	—	(10)	(10)	(209)	(154)	(151)

Net profit (loss) attributable to members of the parent entity	966	1,145	2,979	1,777	2,088	1,218	(9,028)	1,145	1,003

See notes to supplemental guarantor information

Supplemental Guarantor Information (Continued)

Supplemental Condensed Consolidating Statement of Financial Performance

For the six months ended December 31, 2002

(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries(1)	Guarantor Non-Wholly Owned Subsidiaries	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non-Wholly Owned Subsidiaries	Eliminations	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
Sales revenue	3	—	431	—	4,411	10,506	—	15,351	15,228
Operating expenses	107	—	321	8	3,910	8,696	—	13,042	13,014

Operating income (loss)	(104)	—	110	(8)	501	1,810	—	2,309	2,214

Net loss from associated entities	—	—	(163)	(2)	(201)	2	—	(364)	(917)
Net profit (loss) from subsidiary entities	3,840	725	3,166	1,311	428	—	(9,470)	—	—
Net borrowing costs	(1,460)	—	(211)	122	1,407	(290)	—	(432)	(485)
Dividend on exchangeable securities	—	—	—	—	(46)	—	—	(46)	—
Gain on sale of subsidiary shares	—	—	—	—	—	—	—	—	295
Other items before income tax	(38)	—	(588)	—	557	22	—	(47)	(154)

Profit (loss) from ordinary activities before income tax	2,238	725	2,314	1,423	2,646	1,544	(9,470)	1,420	953
Net income tax (expense) benefit	—	—	(42)	—	(85)	(129)	(222)	(478)	(471)

Net profit (loss) from ordinary activities after tax	2,238	725	2,272	1,423	2,561	1,415	(9,692)	942	482
Net profit (loss) attributable to outside equity interest	—	—	—	—	—	(33)	(184)	(217)	(191)

Net profit (loss) attributable to members of the parent entity	2,238	725	2,272	1,423	2,561	1,382	(9,876)	725	291

See notes to supplemental guarantor information

Supplemental Guarantor Information (Continued)

Supplemental Condensed Consolidating Statement of Financial Position

As of December 31, 2003

(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries(1)	Guarantor Non-Wholly Owned Subsidiaries	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non-Wholly Owned Subsidiaries	Eliminations	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
ASSETS
Current Assets
Cash	1,649	12	—	—	1,207	509	—	3,377	3,377
Cash on deposit	396							396	396
Receivables	—	—	—	—	1,712	4,476	—	6,188	6,189
Inventories	—	—	44	—	374	1,923	—	2,341	2,344
Other	1	—	6	126	312	214	—	659	660

Total Current Assets	2,046	12	50	126	3,605	7,122	—	12,961	12,966

Investments
Investments in associated entities and Other investments	164	—	434	101	2,679	11,809	—	15,187	14,947
Intragroup Investments	43,206	34,936	53,103	30,711	66,320	17,126	(245,402)	—	—

Total Investments	43,370	34,936	53,537	30,812	68,999	28,935	(245,402)	15,187	14,947

Property, Plant and Equipment	149	—	2	—	3,185	2,330	—	5,666	5,546

Other Assets
Intercompany	(31,118)	2,758	10,759	(4,098)	26,098	(4,399)	—	—	—
Goodwill	—	—	—	—	62	266	—	328	9,657
Publishing rights, titles and television licenses	198	—	366	49	8,771	20,610	—	29,994	15,889
Receivables	13	—	—	—	105	1,007	—	1,125	1,164
Inventories	—	—	—	—	87	3,685	—	3,772	3,772
Other	130	—	3	—	294	310	—	737	1,225

Total Other Assets	(30,777)	2,758	11,128	(4,049)	35,417	21,479	—	35,956	31,707

TOTAL ASSETS	14,788	37,706	64,717	26,889	111,206	59,866	(245,402)	69,770	65,166

See notes to supplemental guarantor information

Supplemental Guarantor Information (Continued)

Supplemental Condensed Consolidating Statement of Financial Performance

For the six months ended December 31, 2003

(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries (1)	Guarantor Non-Wholly Owned Subsidiaries	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non-Wholly Owned Subsidiaries	Eliminations	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Interest bearing liabilities	20	—	—	—	19	375	—	414	414
Other current liabilities	—	—	850	—	2,748	5,520	—	9,118	9,351

Total Current Liabilities	20	—	850	—	2,767	5,895	—	9,532	9,765
Non-current Liabilities
Interest bearing liabilities	10,595	—	—	—	28	1,079	—	11,702	13,643
Other non-current liabilities	68	—	548	—	677	3,585	—	4,878	9,424

Total Non-Current Liabilities excluding exchangeable securities	10,663	—	548	—	705	4,664	—	16,580	23,067
Exchangeable securities	—	—	—	—	1,903	—	—	1,903	—

Total liabilities	10,683	—	1,398	—	5,375	10,559	—	28,015	32,832
Minority interest in subsidiaries									4,601
Shareholders’ equity	4,105	37,706	63,319	26,889	105,831	49,307	(245,402)	41,755	27,733

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	14,788	37,706	64,717	26,889	111,206	59,866	(245,402)	69,770	65,166

See notes to supplemental guarantor information

Supplemental Guarantor Information (Continued)

Supplemental Condensed Consolidating Statement of Financial Position

As of June 30, 2003

(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries (1)	Guarantor Non-Wholly Owned Subsidiaries	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non-Wholly Owned Subsidiaries	Eliminations	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
ASSETS
Current Assets
Cash	5,458	9	—	—	865	414	—	6,746	6,746
Receivables	16	—	—	—	2,131	3,554	—	5,701	5,701
Inventories	—	—	40	—	673	1,218	—	1,931	1,931
Other	4	—	21	12	285	161	—	483	510

Total Current Assets	5,478	9	61	12	3,954	5,347	—	14,861	14,888

Investments
Investments in associated entities and Other investments	387	—	523	96	2,864	2,851	—	6,721	6,393
Intragroup investments	38,439	31,078	52,368	19,764	70,890	19,085	(231,624)	—	—

Total Investments	38,826	31,078	52,891	19,860	73,754	21,936	(231,624)	6,721	6,393

Property, plant and equipment	172	—	2	—	3,885	2,240	—	6,299	6,166

Other Assets
Cash on deposit	698	—	—	—	—	—	—	698	698
Intercompany	(36,906)	88	11,315	2,490	27,181	(4,168)	—	—	—
Goodwill	—	—	—	—	58	286	33	377	10,560
Publishing rights, titles and television licences	221	—	408	55	10,521	21,492	27	32,724	17,252
Receivables	75	—	—	135	618	391	—	1,219	1,219
Inventories	—	—	—	—	547	3,556	—	4,103	4,103
Other	207	—	5	—	450	83	—	745	1,355

Total Other Assets	(35,705)	88	11,728	2,680	39,375	21,640	60	39,866	35,187

TOTAL ASSETS	8,771	31,175	64,682	22,552	120,968	51,163	(231,564)	67,747	62,634

See notes to supplemental guarantor information

Supplemental Guarantor Information (Continued)

Supplemental Condensed Consolidating Statement of Financial Position

As of June 30, 2003

(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries(1)	Guarantor Non-Wholly Owned Subsidiaries	Non- Guarantor Wholly Owned Subsidiaries	Non- Guarantor Non-Wholly Owned Subsidiaries	Eliminations	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Interest bearing liabilities	14	—	—	—	19	—	—	33	33
Other current liabilities	63	—	501	—	4,239	4,460	7	9,270	9,507

Total Current Liabilities	77	—	501	—	4,258	4,460	7	9,303	9,540
Non-current Liabilities
Interest bearing liabilities	11,791	—	—	—	605	—	—	12,396	14,491
Other non-current liabilities	801	—	611	—	279	3,552	—	5,243	10,100

Total Non-Current Liabilities excluding exchangeable securities	12,592	—	611	—	884	3,552	—	17,639	24,591
Exchangeable securities	—	—	—	—	2,084	—	—	2,084	—

Total Liabilities	12,669	—	1,112	—	7,226	8,012	7	29,026	34,131
Minority interest in subsidiaries	—	—	—	—	—	—	—	—	5,774
Shareholders’ Equity	(3,898)	31,175	63,570	22,552	113,742	43,151	(231,571)	38,721	22,729

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,771	31,175	64,682	22,552	120,968	51,163	(231,564)	67,747	62,634

See notes to supplemental guarantor information

Supplemental Guarantor Information (Continued)

Supplemental Condensed Consolidating Statement of Cash Flows

For the six months ended December 31, 2003

(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries(1)	Guarantor Non-Wholly Owned Subsidiaries	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non-Wholly Owned Subsidiaries	Eliminations	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
Operating activity
Net profit (loss) attributable to members of the parent entity	966	1,145	2,979	1,777	2,088	1,218	(9,028)	1,145	1,003
Adjustment for non-cash and non- operating activities:
Associated equity earnings, net of dividends	—	—	(2)	2	(117)	(23)	—	(140)	(9)
Net profit (loss) from subsidiary entities	(3,008)	(1,145)	(2,430)	(1,669)	(168)	—	8,420	—	—
Net profit attributable to outside equity interests	—	—	(75)	—	10	4	225	164	151
Depreciation and amortization	8	—	—	—	144	285	—	437	498
Other items, net	(21)	—	127	(17)	(82)	12	—	19	(66)
Change in financial position	(1,455)	29	(1,275)	(13)	(1,309)	2,812	383	(828)	(780)

Cash (used in) provided by operating activity	(3,510)	29	(676)	80	566	4,308	—	797	797

Investing and other activity
Property, plant and equipment	(3)	—	—	—	(77)	(104)	—	(184)	(184)
Investments	(7)	—	—	(80)	(245)	(4,230)	—	(4,562)	(4,562)
Proceeds from sale of non-current assets	80	—	—	—	292	151	—	523	523

Cash (used in) provided by investing activity	70	—	—	(80)	(30)	(4,183)	—	(4,223)	(4,223)

See notes to supplemental guarantor information

Supplemental Guarantor Information (Continued)

Supplemental Condensed Consolidating Statement of Cash Flows

For the six months ended December 31, 2003

(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries (1)	Guarantor Non-Wholly Owned Subsidiaries	Non- Guarantor Wholly Owned Subsidiaries	Non- Guarantor Non-Wholly Owned Subsidiaries	Eliminations	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
Financing activity
Issuance of debt	—	—	—	—	28	457	—	485	485
Repayment of debt	(20)	—	—	—	(5)	(622)	—	(647)	(647)
Cash on deposit	212	—	—	—	—	—	—	212	212
Issuance of shares	—	83	676	—	—	—	—	759	759
Dividends paid	—	(109)	—	—	(19)	(3)	—	(131)	(131)

Cash provided by (used in) financing activity	192	(26)	676	—	4	(168)	—	678	678

Net increase (decrease) in cash	(3,248)	3	—	—	540	(43)	—	(2,748)	(2,748)
Opening cash balance	5,458	9	—	—	693	586	—	6,746	6,746
Exchange movement on opening cash balance	(561)	—	—	—	(26)	(34)	—	(621)	(621)

Closing cash balance	1,649	12	—	—	1,207	509	—	3,377	3,377

See notes to supplemental guarantor information

Supplemental Guarantor Information (Continued)

Supplemental Condensed Consolidating Statement of Cash Flows

For the six months ended December 31, 2002

(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries (1)	Guarantor Non-Wholly Owned Subsidiaries	Non- Guarantor Wholly Owned Subsidiaries	Non- Guarantor Non-Wholly Owned Subsidiaries	Eliminations	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
Operating activity
Net profit (loss) attributable to members of the parent entity	2,238	725	2,272	1,423	2,561	1,382	(9,876)	725	291
Adjustment for non-cash and non-operating activities:
Associated equity earnings, net of dividends	—	—	151	2	106	3	—	262	815
Net profit (loss) from subsidiary entities	(3,840)	(725)	(3,166)	(1,311)	(428)	—	9,470	—	—

Depreciation and amortization	10	—	1	—	139	218	—	368	452
Other items, net	38	—	606	(64)	(527)	—	93	146	(87)
Change in financial position	1,036	—	655	(2,186)	(2,163)	1,365	313	(980)	(956)

Cash (used in) provided by operating activity	(518)	—	519	(2,136)	(312)	2,968	—	521	515

Investing and other activity
Property, plant and equipment	(9)	—	(5)	—	(146)	(167)	—	(327)	(327)
Investments	(4)	—	(351)	(50)	(134)	(947)	—	(1,486)	(1,480)
Repayment of loan by an associate	—	—	170	—	—	—	—	170	170
Proceeds from sale of non-current assets	35	—	9	—	28	23	—	95	95

Cash (used in) provided by investing activity	22	—	(177)	(50)	(252)	(1,091)	—	(1,548)	(1,542)

See notes to supplemental guarantor information

Supplemental Guarantor Information (Continued)

Supplemental Condensed Consolidating Statement of Cash Flows

For the six months ended December 31, 2002

(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries(1)	Guarantor Non-Wholly Owned Subsidiaries	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non-Wholly Owned Subsidiaries	Eliminations	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
Financing activity
Repayment of debt	(80)	—	—	—	(10)	(1,863)	—	(1,953)	(1,953)
Funding from related entities	—	98	(98)	—	—	—	—	—	—
Issuance of shares	—	15	—	2,152	—	—	—	2,167	2,167
Dividends paid	—	(112)	—	(4)	(12)	(5)	—	(133)	(133)
Leasing and other finance costs	—	—	—	—	(2)	—	—	(2)	(2)

Cash provided by (used in) financing activity	(80)	1	(98)	2,148	(24)	(1,868)	—	79	79

Net increase (decrease) in cash	(576)	1	244	(38)	(588)	9	—	(948)	(948)
Opening cash balance	3,920	7	778	66	1,192	374	—	6,337	6,337
Exchange movement on opening cash balance	7	—	—	—	51	16	—	74	74

Closing cash balance	3,351	8	1,022	28	655	399	—	5,463	5,463

See notes to supplemental guarantor information

The News Corporation Limited and Subsidiaries

Supplemental Guarantor Information (Continued)

Notes to Supplemental Guarantor Information

(1) Guarantors consist of The News Corporation Limited (“TNCL”) and the following subsidiaries:

Wholly Owned Subsidiaries	Jurisdiction of Incorporation	Principal Business

FEG Holdings, Inc.	Delaware, USA	Wholly owned subsidiary of NAI, which holds all of News Corporation’s equity and voting interest in FEG.

News America Marketing FSI, Inc.	Delaware, USA	Publishes free-standing inserts.

News Publishing Australia Limited	Delaware, USA	U.S. holding company, which owns approximately 85% of NAI.
Non-Wholly Owned Subsidiary

Fox Entertainment Group, Inc.	Delaware, USA	Principally engaged in the development, production and worldwide distribution of feature films and television programs, television broadcasting, and cable network programming.

(2) In November 1998, Fox Entertainment Group, Inc. (“FEG”), a subsidiary of the Group, issued 124.8 million shares of its Class A common stock in an initial public offering. The shares issued represented an equity interest of approximately 14.68%. As a result of this transaction, FEG has been classified in the “Guarantor Non-Wholly Owned Subsidiary” column and FEG’s subsidiaries have been included in the “Non-Guarantor Non-Wholly Owned Subsidiaries” column. In addition, News Corporation has agreed to indemnify FEG from and against any liabilities it may incur pursuant to its guarantees.

(3) Investments in Group subsidiaries, for purposes of the supplemental consolidating presentation, are accounted for by their parent companies under the equity method of accounting whereby earnings of subsidiaries are reflected in the parent company’s investment account and earnings.

(4) The guarantees of NAI’s senior public indebtedness constitute senior indebtedness of each of the guarantors thereto, including the Company, and rank pari passu with all present and future senior indebtedness of such guarantors. Because the factual basis underlying the obligations created pursuant to the various facilities and other obligations constituting senior indebtedness of News Corporation and the guarantors of NAI’s senior public indebtedness, including News Corporation differ, it is not possible to predict how a court in bankruptcy would accord priorities among the obligations of News Corporation and its subsidiaries.

EXHIBIT D

Fox Entertainment Group, Inc.

Index to Unaudited Consolidated Condensed Financial Statements

United States Generally Accepted Accounting Principles

Financial Statements	Page No.

Unaudited Consolidated Condensed Statements of Operations for the three and six months ended December 31, 2003 and 2002	52

Consolidated Condensed Balance Sheets as of December 31, 2003 (unaudited) and June 30, 2003 (audited)	53

Unaudited Consolidated Condensed Statements of Cash Flows for the six months ended December 31, 2003 and 2002	54

Notes to the Unaudited Consolidated Condensed Financial Statements	55

FOX ENTERTAINMENT GROUP, INC.

UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

(in millions except per share amounts)

	For the three months ended December 31,		For the six months ended December 31,
	2003	2002	2003	2002
Revenues	$3,380	$3,150	$6,138	$5,494
Expenses:
Operating	2,489	2,296	4,275	3,882
Selling, general and administrative	289	309	608	631
Depreciation and amortization	44	45	86	92

Operating income	558	500	1,169	889
Other income (expense):
Interest expense, net	(15)	(49)	(23)	(95)
Equity earnings (losses) of affiliates	(2)	(12)	5	(10)
Minority interest in subsidiaries	(1)	(7)	(3)	(16)
Other, net	(7)	—	19	—

Income before provision for income taxes	533	432	1,167	768
Provision for income tax expense on a stand-alone basis	(203)	(149)	(436)	(271)

Net income	$330	$283	$731	$497

Basic and diluted earnings per share	$0.36	$0.32	$0.81	$0.58

Basic and diluted weighted average number of common equivalent shares outstanding	905	874	902	862

The accompanying notes are an integral part of these unaudited consolidated condensed financial statements.

FOX ENTERTAINMENT GROUP, INC.

CONSOLIDATED CONDENSED BALANCE SHEETS

(in millions except share per share amounts)

	As of December 31, 2003	As of June 30, 2003
	(unaudited)	(audited)
Assets:
Cash and cash equivalents	$41	$72
Accounts receivable, net	3,382	2,647
Filmed entertainment and television programming costs, net	3,627	3,161
Investments in equity affiliates	8,322	1,560
Property and equipment, net	1,432	1,464
Intangible assets, net	8,646	8,663
Goodwill, net	4,816	4,813
Other assets and investments	1,118	919

Total assets	$31,384	$23,299

Liabilities and Shareholders’ Equity:
Liabilities:
Accounts payable and accrued liabilities	$1,704	$1,665
Participations, residuals and royalties payable	1,341	1,141
Television programming rights payable	1,312	1,397
Deferred revenue	408	449
Borrowings	798	—
Deferred income taxes	2,164	2,053
Other liabilities	879	797

	8,606	7,502
Due to affiliates of News Corporation	5,408	704

Total liabilities	14,014	8,206

Minority interest in subsidiaries	32	790
Commitments and contingencies
Shareholders’ Equity:
Preferred stock, $.01 par value per share; 100,000,000 shares authorized; 0 shares issued and outstanding as of December 31 and June 30, 2003	—	—
Class A Common stock, $.01 par value per share; 1,000,000,000 authorized; 426,959,080 and 352,436,375 issued and outstanding as of December 31 and June 30, 2003, respectively	4	4
Class B Common stock, $.01 par value per share; 650,000,000 authorized; 547,500,000 issued and outstanding as of December 31 and June 30, 2003	6	6
Additional paid-in capital	15,080	12,780
Retained earnings and accumulated other comprehensive income	2,248	1,513

Total shareholders’ equity	17,338	14,303

Total liabilities and shareholders’ equity	$31,384	$23,299

The accompanying notes are an integral part of these unaudited consolidated condensed financial statements.

FOX ENTERTAINMENT GROUP, INC.

UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

(in millions)

	For the six months ended December 31,
	2003	2002
Operating activities:
Net income	$731	$497
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	86	92
Amortization of cable distribution investments	63	63
Equity (earnings) losses of affiliates and distributions	(2)	13
Minority interest in subsidiaries	3	7
Other, net	(19)	—
Deferred income taxes	110	180
Change in operating assets and liabilities, net of acquisitions:
Accounts receivable and other assets	(824)	(1,029)
Filmed entertainment and television programming costs, net	(428)	(265)
Accounts payable and accrued liabilities	15	205
Participations, residuals and royalties payable and other liabilities	185	395

Net cash (used in) provided by operating activities	(80)	158

Investing activities:
Acquisitions, net of cash acquired	(5)	(430)
Investments in and acquisition of interests in equity affiliates	(73)	(87)
Other investments	(30)	(9)
Purchases of property and equipment, net of acquisitions	(50)	(63)
Disposals of property and equipment	—	9

Net cash used in investing activities	(158)	(580)

Financing activities:
Borrowings	338	95
Repayment of borrowings	(276)	(947)
Increase (decrease) in Minority interest in subsidiaries	1	(1)
Decrease in Preferred Interests	(26)	(99)
Proceeds from the issuance of common stock	—	1,211
(Repayments to) advances from affiliates of News Corporation, net	170	177

Net cash provided by financing activities	207	436

Net (decrease) increase in cash and cash equivalents	(31)	14
Cash and cash equivalents, beginning of period	72	56

Cash and cash equivalents, end of period	$41	$70

The accompanying notes are an integral part of these unaudited consolidated condensed financial statements.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 1 – Basis of Presentation

Fox Entertainment Group, Inc. (the “Company”) is principally engaged in the development, production and worldwide distribution of feature films and television programs, television broadcasting and cable network programming. The Company is a majority-owned subsidiary of The News Corporation Limited (“News Corporation”), which, as of December 31, 2003, held equity and voting interests in the Company of 82% and 97%, respectively.

The accompanying unaudited consolidated condensed financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been reflected in these unaudited consolidated condensed financial statements. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the fiscal year ending June 30, 2004.

These interim unaudited consolidated condensed financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Form 10-K for the fiscal year ended June 30, 2003 as filed with the Securities and Exchange Commission.

The preparation of financial statements in conformity with GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated condensed financial statements and the reported amounts of revenues and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

Certain prior year amounts have been reclassified to conform to the fiscal 2004 presentation.

Effective for the third quarter of fiscal 2003, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123,” which requires quarterly disclosure about the method of accounting for stock-based employee compensation and the effect on reported results. The Company follows the disclosure-only provisions of SFAS No. 123 “Accounting for Stock-Based Compensation,” and in accordance with its provisions, applies the intrinsic value method set forth in Accounting Principles Board Opinion (“APB”) No. 25 “Accounting for Stock Issued to Employees.”

The following table reflects the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions for stock-based employee compensation. These pro forma effects may not be representative of future amounts since the estimated fair value of stock options on the date of grant is amortized to expense over the vesting period and additional options may be granted in future years.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 1 – Basis of Presentation - continued

	For the three months ended December 31,		For the six months ended December 31,
	2003	2002	2003	2002
	(in millions except per share data)
Net income, as reported	$330	$283	$731	$497
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(17)	(12)	(30)	(23)

Pro forma net income	$313	$271	$701	$474

Basic and diluted earnings per share:
As reported	$0.36	$0.32	$0.81	$0.58
Pro forma	$0.35	$0.31	$0.78	$0.55

Note 2 – Comprehensive Income

In accordance with SFAS No. 130, “Reporting Comprehensive Income,” total comprehensive income for the Company consists of the following:

	For the three months ended December 31,		For the six months ended December 31,
	2003	2002	2003	2002
	(in millions)
Net income, as reported	$330	$283	$731	$497
Other comprehensive income:
Foreign currency translation adjustments	34	8	34	2

Total comprehensive income	$364	$291	$765	$499

FOX ENTERTAINMENT GROUP, INC.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 3 – Filmed Entertainment and Television Programming Costs, net

Filmed entertainment and television programming costs, net consisted of the following as of:

	December 31, 2003	June 30, 2003
	(in millions)
Filmed entertainment costs:
Films:
Released	$732	$733
Completed, not released	21	31
In production	614	603
In development or preproduction	86	52

	1,453	1,419

Television productions:
Released	430	481
In production	221	77

	651	558

Total filmed entertainment costs, less accumulated amortization	2,104	1,977
Television programming costs, less accumulated amortization	1,523	1,184

Total filmed entertainment and television programming costs, net	$3,627	$3,161

Note 4 – Borrowings

In September 2003, the Company purchased substantially all of the outstanding equity of Tintagel Investors L.L.C. (“Tintagel”), the entity that held the Preferred Interest in New Millennium II (“NM2”), for $25.5 million plus accrued and unpaid Preferred Payments in the amount of approximately $106,000. As a result of the acquisition of this equity interest, the Company has consolidated the assets and liabilities of Tintagel for accounting purposes and all Preferred Interests and Preferred Payments in NM2 have been eliminated. The outstanding NM2 Preferred Interest of $762 million at June 30, 2003 was included in Minority interest in subsidiaries on the consolidated balance sheet of the Company and the related Preferred Payments were included in Minority interest in subsidiaries in the consolidated statement of operations. Tintagel’s outstanding indebtedness of $798 million at December 31, 2003 is included in Borrowings on the unaudited consolidated condensed balance sheet and the corresponding interest is included in Interest expense, net in the unaudited consolidated condensed statement of operations. Tintagel continues to be a separate legal entity from the Company with separate assets and liabilities.

For the six months ended December 31, 2003, the Company borrowed $338 million and repaid $276 million under the NM2 credit facility. Borrowings under this facility cannot exceed $824.5 million and each advance is amortized over a nine-quarter period, other than advances after June 26, 2004, which amortize over a six-quarter period. The borrowing agreement with NM2, if not extended, will not allow any new borrowings after June 26, 2005 and any amounts outstanding will be amortized over six quarters.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 5 – Hughes Transaction

On December 22, 2003, News Corporation acquired a 34% interest in Hughes Electronics Corporation (“Hughes”) for total consideration of approximately $6.8 billion. General Motors Corporation (“GM”) sold its 19.8% interest in Hughes to News Corporation in exchange for approximately $3.1 billion in cash, and 28.6 million American Depositary Shares, each representing four News Corporation preferred limited voting ordinary shares (“News Corporation Preferred ADSs”), valued at approximately $800 million. News Corporation acquired 14.2% of Hughes from the former GM Class H common stockholders in exchange for approximately 102.1 million News Corporation Preferred ADSs valued at $2.9 billion. Immediately following the acquisition, News Corporation transferred its entire 34% interest in Hughes to the Company in exchange for two promissory notes totaling $4.5 billion and approximately 74.5 million shares of the Company’s Class A common stock valued at $2.3 billion (the “Exchange”). One of the promissory notes the Company issued to News Corporation is in the amount of $2 billion, bears interest at a rate of LIBOR plus 1% per annum, and matures on June 30, 2009. The other promissory note the Company issued to News Corporation is in the amount of $2.5 billion, bears interest at 8% per annum, and has a maturity date of June 30, 2009, which can be extended at the Company’s option for not more than two successive one-year periods. The issuance of approximately 74.5 million shares of Class A common stock to News Corporation increased its equity interest in the Company from approximately 80.6% to approximately 82% while its voting power remained at approximately 97%. For financial reporting purposes, in accordance with Emerging Issues Task Force No. (“EITF”) 90-5, “Exchange of Ownership Interests between Entities under Common Control,” the Company recognized the Exchange based upon the acquired basis of News Corporation and issued equity to News Corporation at that value. The Company is accounting for its interest in Hughes in accordance with APB No. 18, “The Equity Method of Accounting for Investments in Common Stock.”

The increase to Investments in equity affiliates reflects the Company’s investment in Hughes and includes the excess of fair value over book value of the proportionate share of Hughes’ underlying net assets. The Company has not yet determined the final allocation of the excess to Hughes’ long-lived assets and as such no amortization has been recorded.

Summarized financial information for Hughes, determined in accordance with Regulation S-X, accounted for under the equity method is as follows:

	For the three months ended December 31,		For the six months ended December 31,
	2003	2002	2003	2002
	(in millions)
Revenues	$2,953	$2,451	$5,523	$4,645
Operating (loss) income	(113)	18	(36)	34
(Loss) income from continuing operations	(312)	220	(271)	231
Net (loss) income	(310)	113	(333)	99

FOX ENTERTAINMENT GROUP, INC.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 6 – Other Acquisitions and Disposals

In August 2002, the Company acquired WPWR-TV in the Chicago designated market area (DMA) from Newsweb Corporation for $425 million. This transaction has been treated as a purchase in accordance with SFAS Nos. 141, “Business Combinations,” and 142, “Goodwill and Other Intangible Assets.”

In December 2003, Fox Sports Net, Inc. (“Fox Sports Net”), a subsidiary of the Company, sold its 50% direct ownership interests in SportsChannel Chicago Associates (“SportsChannel Chicago”) and SportsChannel Pacific Associates (“SportsChannel Bay Area”) (collectively the “SportsChannels”) to subsidiaries of Regional Programming Partners (“RPP”) for consideration of $150 million. This consideration was paid in the form of two three-year promissory notes issued by the subsidiaries of RPP, which own only the acquired interests in the SportsChannels, in an aggregate principal amount of $150 million and bearing interest at prime plus 1% per annum. The notes are secured by a pledge of 100% of the interests in SportsChannel Bay Area. Upon the close of this sale, the SportsChannels are held 100% by RPP and indirectly 60% by Rainbow Media Sports Holdings, Inc. and 40% by Fox Sports Net. The Company recognized a net gain on the sale of the SportsChannels of $9 million, which is reflected in Other, net in the accompanying unaudited consolidated condensed statements of operations for the three months and six months ended December 31, 2003. (see Note 10)

In December 2003, the Company purchased a cable and satellite channel in Japan from News Corporation for net consideration of approximately $38 million based upon an independent valuation. At December 31, 2003, the net purchase price of $38 million, which excludes $12 million of cash acquired, is included in Due to affiliates of News Corporation and the net assets acquired have been recorded at News Corporation’s historical cost of $8 million with the excess $30 million of the purchase price accounted for as a reduction to retained earnings in accordance with EITF 90-5.

On October 10, 2003, the Company announced that it had reached an agreement in principle to sell the Los Angeles Dodgers (“Dodgers”), together with Dodger Stadium and the team’s training facilities in Vero Beach, Florida and the Dominican Republic, to entities owned by Frank McCourt (the “McCourt Entities”). The sale has been approved by Major League Baseball and is expected to close shortly, subject to customary closing conditions. The Company anticipates that this sale will result in an estimated loss of $16 million, which was recorded in Other, net in the Company’s results of operations for the period ended December 31, 2003 (see Note 10).

Under the proposed terms of the agreement, the gross purchase price for the sale of the Dodgers franchise and real estate assets is $421 million. The consideration will be comprised of (i) $225 million in cash, subject to adjustment, (ii) a $125 million two-year note secured by non-team real estate, (iii) a $40 million four-year note secured by bank letters of credit and (iv) a $31 million three-year note that is convertible, at the Company’s option, into preferred equity in the McCourt Entities if unpaid at maturity. The Company has agreed to remit $50 million during the first two years following the closing of the transaction to reimburse the McCourt Entities for certain pre-existing commitments.

Note 7 – Other Postretirement Benefits Amendments

During the six months ended December 31, 2003, the Company amended certain plan provisions related to its medical postretirement benefits to implement cost controls in response to rising medical and prescription drug claim costs. The Company increased participant contributions and prescription co-payments for retirees under the plan effective January 1, 2004. In addition, effective July 1, 2004, the Company will increase the required years of service to be eligible for postretirement benefits. This amendment did not have a material impact on the financial condition and results of operations of the Company for the six months ended December 31, 2003, but did reduce the Company’s Accumulated Postretirement Benefit Obligation (“APBO”) by approximately $45 million. The impact of these plan changes and the amortization of the $45 million reduction in APBO will reduce our future net postretirement benefit cost. (See Note 11)

FOX ENTERTAINMENT GROUP, INC.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 8 – Segment Information

The Company manages and reports its activities in four business segments:

•	Filmed Entertainment, which principally consists of the production and acquisition of live-action and animated motion pictures for distribution and licensing in all formats in all entertainment media primarily in the United States, Canada and Europe, and the production of original television programming in the United States and Canada;

•	Television Stations, which principally consists of the operation of 35 full power broadcast television stations, including nine duopolies, in the United States. Of these stations, nine are affiliated with the UPN network and 25 with the FOX network;

•	Television Broadcast Network, which principally consists of the broadcasting of network programming in the United States; and

•	Cable Network Programming, which principally consists of the production and licensing of programming distributed through cable television systems and direct broadcast satellite operations in the United States.

The Company’s reportable operating segments have been determined in accordance with the Company’s internal management structure, which is organized based on operating activities. The Company evaluates performance based upon several factors, of which the primary financial measures are segment Operating income and Operating Income Before Depreciation and Amortization.

	For the three months ended December 31,		For the six months ended December 31,
	2003	2002	2003	2002
	(in millions)		(in millions)
Revenues:
Filmed Entertainment	$1,384	$1,338	$2,634	$2,221
Television Stations	571	593	1,089	1,107
Television Broadcast Network	860	749	1,254	1,173
Cable Network Programming	565	470	1,161	993

Total revenues	$3,380	$3,150	$6,138	$5,494

Operating Income Before Depreciation and Amortization, defined as operating income (loss) plus depreciation and amortization and the amortization of cable distribution investments, eliminates the variable effect across all business segments of non-cash depreciation and amortization. Depreciation and amortization expense includes the depreciation of property and equipment as well as amortization of finite-lived intangible assets. Amortization of cable distribution investments represents a reduction against revenues over the term of a carriage arrangement and as such it is excluded from Operating Income Before Depreciation and Amortization. Since Operating Income Before Depreciation and Amortization is a non-GAAP measure, it should be considered in addition to, not as a substitute for, operating income (loss), net income (loss), cash flow and other measures of financial performance reported in accordance with GAAP. Operating Income Before Depreciation and Amortization does not reflect cash available to fund requirements and the items excluded from Operating Income Before Depreciation and Amortization, such as depreciation and amortization, are significant components in assessing the Company’s financial performance.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 8 – Segment Information - continued

Management believes that Operating Income Before Depreciation and Amortization is an appropriate measure for evaluating the operating performance of the Company’s business segments. Operating Income Before Depreciation and Amortization, which is the information reported to and used by the Company’s chief decision maker for the purpose of making decisions about the allocation of resources to segments and assessing their performance, provides management, investors and equity analysts a measure to analyze operating performance of each business segment and enterprise value against historical and competitors’ data, although historical results, including Operating Income Before Depreciation and Amortization, may not be indicative of future results as operating performance is highly contingent on many factors, including customer tastes and preferences.

	For the three months ended December 31,		For the six months ended December 31,
	2003	2002	2003	2002
	(in millions)		(in millions)
Operating Income Before Depreciation and Amortization:
Filmed Entertainment	$275	$274	$620	$392
Television Stations	289	320	526	544
Television Broadcast Network	(128)	(149)	(169)	(152)
Cable Network Programming	198	132	341	260

Total Operating Income Before Depreciation and Amortization	634	577	1,318	1,044

Amortization of cable distribution investments	(32)	(32)	(63)	(63)
Depreciation and amortization	(44)	(45)	(86)	(92)

Total operating income	558	500	1,169	889

Interest expense, net	(15)	(49)	(23)	(95)
Equity earnings (losses) of affiliates	(2)	(12)	5	(10)
Minority interest in subsidiaries	(1)	(7)	(3)	(16)
Other, net	(7)	—	19	—

Income before provision for income taxes	533	432	1,167	768
Provision for income tax expense on a stand-alone basis	(203)	(149)	(436)	(271)

Net income	$330	$283	$731	$497

FOX ENTERTAINMENT GROUP, INC.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 8 – Segment Information - continued

	For the three months ended December 31, 2003
	Operating Income Before Depreciation and Amortization	Depreciation and amortization	Amortization of cable distribution investments	Operating income (loss)
	(in millions)
Filmed Entertainment	$275	$(15)	$—	$260
Television Stations	289	(13)	—	276
Television Broadcast Network	(128)	(5)	—	(133)
Cable Network Programming	198	(11)	(32)	155

Total	$634	$(44)	$(32)	$558

	For the three months ended December 31, 2002
	Operating Income Before Depreciation and Amortization	Depreciation and amortization	Amortization of cable distribution investments	Operating income (loss)
	(in millions)
Filmed Entertainment	$274	$(14)	$—	$260
Television Stations	320	(15)	—	305
Television Broadcast Network	(149)	(5)	—	(154)
Cable Network Programming	132	(11)	(32)	89

Total	$577	$(45)	$(32)	$500

FOX ENTERTAINMENT GROUP, INC.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 8 – Segment Information - continued

	For the six months ended December 31, 2003
	Operating Income Before Depreciation and Amortization	Depreciation and amortization	Amortization of cable distribution investments	Operating income (loss)
	(in millions)
Filmed Entertainment	$620	$(27)	$—	$593
Television Stations	526	(29)	—	497
Television Broadcast Network	(169)	(9)	—	(178)
Cable Network Programming	341	(21)	(63)	257

Total	$1,318	$(86)	$(63)	$1,169

	For the six months ended December 31, 2002
	Operating Income Before Depreciation and Amortization	Depreciation and amortization	Amortization of cable distribution investments	Operating income (loss)
	(in millions)
Filmed Entertainment	$392	$(27)	$—	$365
Television Stations	544	(30)	—	514
Television Broadcast Network	(152)	(10)	—	(162)
Cable Network Programming	260	(25)	(63)	172

Total	$1,044	$(92)	$(63)	$889

Intersegment revenues generated primarily by the Filmed Entertainment segment of approximately $190 million and $160 million for the three months ended December 31, 2003 and 2002, respectively, have been eliminated within the Filmed Entertainment segment. Intersegment operating profits generated primarily by the Filmed Entertainment segment of approximately $12 million and $5 million for the three months ended December 31, 2003 and 2002, respectively, have been eliminated within the Filmed Entertainment segment. Intersegment revenues generated primarily by the Filmed Entertainment segment of approximately $342 million and $320 million for the six months ended December 31, 2003 and 2002, respectively, have been eliminated within the Filmed Entertainment segment. Intersegment operating profits generated primarily by the Filmed Entertainment segment of approximately $32 million and $20 million for the six months ended December 31, 2003 and 2002, respectively, have been eliminated within the Filmed Entertainment segment.

Interest expense, net, Equity earnings (losses) of affiliates, Minority interest in subsidiaries, Other, net and Provision for income tax expense on a stand-alone basis are not allocated to segments, as they are not under the control of segment management.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 8 – Segment Information - continued

	As of December 31, 2003	As of June 30, 2003
	(in millions)
Total assets:
Filmed Entertainment	$5,082	$4,503
Television Stations	11,453	11,388
Television Broadcast Network	1,450	978
Cable Network Programming	5,077	4,870
Investments in equity affiliates	8,322	1,560

Total assets	$31,384	$23,299

Goodwill and Intangible assets, net:
Filmed Entertainment	$445	$445
Television Stations	10,049	10,050
Television Broadcast Network	—	—
Cable Network Programming	2,968	2,981

Total goodwill and intangible assets, net	$13,462	$13,476

FOX ENTERTAINMENT GROUP, INC.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 9 – Guarantees

The Company, News Corporation and certain of News Corporation’s other subsidiaries are guarantors of various debt obligations of News Corporation and certain of its subsidiaries. The principal amount of indebtedness outstanding under such debt instruments as of December 31 and June 30, 2003 was approximately $10 billion. The debt instruments limit the ability of guarantors, including the Company, to subject their properties to liens, and certain of the debt instruments impose limitations on the ability of News Corporation and certain of its subsidiaries, including the Company, to incur indebtedness in certain circumstances. Such debt instruments mature at various times between 2004 and 2096, with a weighted average maturity of over 20 years.

In the case of any event of default under such debt obligations, the Company will be directly liable to the creditors or debtholders. News Corporation has agreed to indemnify the Company from and against any obligations it may incur by reason of its guarantees of such debt obligations. As of December 31, 2003, News Corporation was in compliance with all of its debt covenants and had satisfied all financial ratios and tests and expects to remain in compliance and satisfy all such ratios and tests.

The Company guaranteed sports rights agreements for SportsChannel Chicago. SportsChannel Chicago has been notified of the termination, effective September 30, 2004, of these sports rights agreements and as a result, as of December 31, 2003, the remaining guarantee has been reduced to approximately $32 million and will expire on September 30, 2004.

Note 10 – Other, net

For the six months ended December 31, 2003, Other, net consisted of a gain of $26 million related to the settlement of the Company’s insurance claim primarily for its broadcast tower at the World Trade Center in New York, New York and a gain on the sale of the Company’s interest in the SportsChannels of $9 million. These gains were offset by an estimated loss of $16 million on the sale of the Dodgers. (see Note 6)

Note 11 – Recent Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board (“FASB”) issued a revised FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” (“FIN 46R”). FIN 46R modifies FIN 46 to include (1) a deferral of the effective date of the provisions related to certain variable interests, (2) additional scope exceptions for certain other variable interests, (3) clarifications on the impact of troubled debt restructurings, and (4) additional guidance on what constitutes a variable interest. The adoption of FIN 46R is required in the financial statements of public entities that have interests in special purpose entities (“SPE’s”) for periods ending after December 15, 2003. Adoption by public entities that have interests in all other types of entities is required in financial statements for periods ending after March 15, 2004. The Company will adopt the provisions of FIN 46R in the quarter ended March 31, 2004.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employer’s Disclosures about Pensions and Other Postretirement Benefits,” which requires expanded financial statement disclosures for defined benefit plans. The interim disclosure requirements of SFAS No. 132 are effective for interim periods beginning after December 15, 2003. The Company will provide the additional required disclosures in the interim financial statements for the quarter ended March 31, 2004.

In January 2004, the FASB issued FASB Staff Position (“FSP”) No. FAS 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.” This FSP permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 until authoritative guidance on the accounting for the federal subsidy is issued or until certain other events occur. The Company has elected to defer the adoption of this FSP until further guidance is available. Therefore, the APBO and the net periodic postretirement benefit cost does not reflect the impact of the new law.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 12 – Subsequent Events

In connection with the sale of The Health Network (“THN”) in June 2001, the Company retained a 10% carried interest in the newly formed entity, Discovery Health Network (“Discovery”). On December 29, 2003, the Company exercised its right to put its 10% carried interest to Discovery for the greater of $93 million or fair market value, as determined by an independent third party. Accordingly, the value of the interest has not yet been determined.

Programming Commitments

During the quarter ended March 31, 2004, the Company entered into new material agreements for television and sports programming rights in the amount of $802 million, which extend fiscal year 2014.

News Corporation Reincorporation in the United States

In April 2004, News Corporation announced that it would pursue a reorganization that would change News Corporation’s place of incorporation from Australia to the United States. The proposal is subject to court, shareholder and regulatory approval and the approval of News Corporation’s Board of Directors. News Corporation anticipates the completion of the proposed reorganization in the second quarter of fiscal year 2005. This reorganization is not expected to have an impact on the Company or the Company’s results.

New Millennium II

In May 2004, the Company terminated the New Millennium II Agreement and will no longer draw any borrowings under the Facility. In accordance with the terms of the termination, the Company will retire $627 million of the Facility in 2005 and $32 million in 2006.

Staples Arena

In May 2004, the Company sold its 40% interest in the Staples Arena for aggregate consideration of $128 million. The Company will record a loss on the sale of the interest in the Staples Arena of approximately $7 million. In connection with the sale of this interest, the Company was released from several guarantees in the aggregate amount of $22.6 million outstanding at the time of this sale.